Redacted Copy

KAMI GENERAL PARTNER LIMITED

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ALDERON IRON ORE CORP.

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HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD.

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HEBEI IRON & STEEL GROUP CO., LTD.

LIMITED PARTNERSHIP AGREEMENT

August 31, 2012

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions.	1
1.2	Interpretation.	10
1.3	Independent Provision.	10
1.4	Business Days.	10
1.5	Calculation of Time	11
ARTICLE 2 CREATION OF THE PARTNERSHIP		11
2.1	Creation.	11
2.2	Capital Contribution of the Managing General Partner.	11
2.3	Name and Business Name.	11
2.4	Principal Place of Business.	11
2.5	Place of Business.	11
2.6	Object of the Partnership.	12
ARTICLE 3 UNITS AND INITIAL CAPITAL CONTRIBUTIONS		12
3.1	LP Units, GP Units and Managing General Partner Interest.	12
3.2	Equality of Units	12
3.3	Preliminary Limited Capital Contributions.	12
3.4	Capital Contribution of Hebei Limited Partner.	12
3.5	Issuance of Units to Hebei Limited Partner.	13
3.6	Alderon Initial Contribution Assets.	13
3.7	Representations and Warranties.	13
3.8	Securities Law Matters.	14
3.9	Purchase Price for Alderon Initial Contribution Assets/Issuance of Units to Alderon.	14
3.10	Income Tax Elections.	14
3.11	Adjustment to Purchase Price or Elected Amounts.	15
3.12	Goods and Services Tax Election.	15
3.13	HST Registration.	15
3.14	Further Assurances and Notification of Completion.	15
3.15	Alderon Elections	16
3.16	Managing General Partner’s Rights	16
3.17	Financing Covenants	16
3.18	Altius Royalty	16
ARTICLE 4 STATUS AND CAPACITY OF MANAGING GENERAL PARTNER AND LIMITED PARTNER		17

4.1	Status and Capacity of the Managing General Partner	17
4.2	Status and Capacity of the Limited Partners.	17
4.3	Restrictions to the Powers of the Limited Partners.	18
4.4	Restrictions Applicable to the Partners.	18
4.5	Managing General Partner as Attorney and Mandatary.	19
4.6	Power of Attorney.	19
4.7	Confirmation of the Power of Attorney.	20
ARTICLE 5 LIABILITY OF PARTNERS		20
5.1	Unlimited Liability of the Managing General Partner.	20
5.2	Limited Liability of the Limited Partners.	20
5.3	Loss of Limited Liability.	21
5.4	Liability of the Managing General Partner and the General Partners.	21
5.5	Indemnification.	21
5.6	Compliance with the Law.	22
ARTICLE 6 UNITS		22
6.1	Number of Units.	22
6.2	Voting Rights.	22
6.3	Characteristics of the Units.	23
6.4	No Fractions of Units.	23
6.5	Shares in the Managing General Partner.	23
ARTICLE 7 ISSUANCE OF UNITS		23
7.1	Subscription Agreement.	23
7.2	Issuance Fees.	23
7.3	Obligations of the Limited Partners.	23
7.4	Withdrawal of a Limited Partner.	24
7.5	Cash Calls.	24
7.6	Alderon to Contribute to Kami Project Development.	25
7.7	Procedures for Capital Contribution and Cash Calls.	25
7.8	Calls in Connection with Expansion	25
ARTICLE 8 DEFAULT IN PAYMENT		26
8.1	Notice of Default and Accelerated Payment.	26
8.2	Default on Cash Calls.	26
8.3	Adjustment of Proportionate Interests.	26
8.4	Failure to Provide Notice.	27
8.5	Temporary Suspension of Transfers.	27

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8.6	Interest on the Overdue Portion of the Subscription Price.	27
8.7	Payment from Distribution.	27
8.8	Application of Distribution.	28
ARTICLE 9 UNIT CERTIFICATES		28
9.1	Certificates.	28
9.2	Signature of the Certificates.	28
9.3	Delivery of Certificates.	28
9.4	Lost Certificates.	28
ARTICLE 10 REGISTRATION AND TRANSFER OF UNITS		29
10.1	Maintenance of Register.	29
10.2	Rules Regarding the Register.	29
10.3	Replacement of the Registrar.	29
10.4	Duties of the Registrar.	29
10.5	Transfer of Units.	29
10.6	No Other Transfers.	30
10.7	Right of First Refusal.	30
10.8	Requirements in Respect of Transfers.	31
10.9	Transfer Form.	32
10.10	Presumed Consent.	32
10.11	Registration of the Transfer.	33
10.12	Effective Date of Transfer.	33
10.13	Return of Cheques.	33
10.14	Bankruptcy.	33
10.15	Right to Consult the Register.	33
10.16	No Obligation to Ensure the Execution of a Trust.	34
10.17	Removal of Ineligible Partners.	34
10.18	Notice to Ineligible Partners.	34
10.19	Failure to Comply with a Notice.	34
10.20	Obligations of the Managing General Partner.	35
10.21	Proceeds Held in Trust.	35
ARTICLE 11 CAPITAL ACCOUNTS		35
11.1	Capital Account.	35
11.2	Separate Capital Accounts.	35
11.3	No Right of Ownership.	35
11.4	Interest.	36

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ARTICLE 12 ALLOCATIONS OF NET INCOME AND LOSS FOR TAX PURPOSES		36
12.1	Partnership Net Income (Loss).	36
12.2	Allocations of Net Income.	36
12.3	Computation of Income or Loss for Tax Purposes.	36
12.4	Allocation of Income or Loss or Resource Deduction for Tax Purposes.	36
12.5	Tax Returns.	37
ARTICLE 13 DISTRIBUTIONS		37
13.1	Annual Distribution.	37
13.2	[confidential distribution provision]	38
13.3	Amounts Owing by a Limited Partner.	38
13.4	Overdistribution.	38
13.5	Limited Partner’s Receipt.	38
13.6	Distribution in Excess of Adjusted Cost Base	38
13.7	Other Withdrawal or Distribution.	39
13.8	Final Distribution.	39
ARTICLE 14 MANAGEMENT OF THE PARTNERSHIP		39
14.1	Rights of the Managing General Partner.	39
14.2	Powers of the Managing General Partner.	39
14.3	Compliance with Agreements.	43
14.4	Apparent Authority of the Managing General Partner.	43
14.5	Delegation.	44
14.6	Ownership Rights.	44
14.7	No Commingling of Partnership Assets.	44
14.8	Fees of the Managing General Partner.	44
14.9	Costs Assumed by the Partnership.	44
14.10	Exercise of Powers and Performance of Functions.	45
14.11	Protection Afforded by the Limited Liability.	46
14.12	Reimbursement to the Managing General Partner.	46
ARTICLE 15 FINANCIAL MATTERS AND REPORTS		46
15.1	Fiscal Year.	46
15.2	Accounting Records.	46
15.3	Accounting Principles.	46
15.4	Right to Consult the Records and Registers.	46
15.5	Appointment of the Auditors.	46

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15.6	Revocation.	47
15.7	Annual Report and Tax Information.	47
15.8	Quarterly Report.	47
15.9	Monthly Reports.	47
15.10	Statement.	48
ARTICLE 16 PARTNERSHIP MEETINGS		48
16.1	Meetings of Partners.	48
16.2	Requested Meeting.	48
16.3	Annual Meeting.	48
16.4	Notice.	48
16.5	Location of Meeting.	49
16.6	Chairman of the Meeting.	49
16.7	Quorum.	49
16.8	Right to Vote and Record Date.	49
16.9	Suspension of Voting Rights.	49
16.10	Corporation.	50
16.11	Attendance by Other Persons.	50
16.12	Voting by a Show of Hands.	50
16.13	Declaration Made by the Chairman of the Meeting.	50
16.14	Vote Cast by the Chairman of the Meeting.	50
16.15	Holding of a Vote by Ballot.	50
16.16	Binding Nature of Resolutions.	50
16.17	Appointment of a Proxy and Right to Vote.	51
16.18	Proxies.	51
16.19	Signing of Proxy.	51
16.20	Proxy.	51
16.21	Validity of Proxy.	51
16.22	Revocation of the Appointment of a Proxy.	51
16.23	Conduct of Meetings.	52
16.24	Minutes of Meetings.	52
16.25	Powers Which May Be Exercised by Extraordinary Resolution.	52
ARTICLE 17 CHANGE, RESIGNATION OR DISMISSAL OF THE MANAGING GENERAL PARTNER		53
17.1	Resignation.	53
17.2	Prohibited Resignation.	53
17.3	Bankruptcy or Insolvency.	53

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17.4	Dismissal of the Managing General Partner.	53
17.5	Transfer of Management.	53
17.6	Transfer of Ownership Rights.	54
17.7	Release.	54
17.8	New Managing General Partner.	54
ARTICLE 18 DISSOLUTION OF THE PARTNERSHIP		54
18.1	Term of Existence of the Partnership.	54
18.2	Events of Dissolution.	54
18.3	Events that do not Result in Dissolution.	55
18.4	Managing General Partner Acting as Receiver.	55
18.5	Other Receiver.	55
18.6	Notices.	55
18.7	Liquidation of Assets.	55
18.8	Distribution.	56
ARTICLE 19 AMENDMENT		56
19.1	Amendment.	56
19.2	Notice.	56
ARTICLE 20 NOTICES		56
20.1	Notices.	56
20.2	Deemed Receipt.	57
20.3	Change of Address.	57
20.4	Accidental Omission.	57
ARTICLE 21 ARBITRATION		58
21.1	Arbitration.	58
ARTICLE 22 MISCELLANEOUS		58
22.1	Guarantee.	58
22.2	Binding Effect.	59
22.3	Language.	59
22.4	No Waiver.	59
22.5	Enurement.	59
22.6	Severability.	59
22.7	Entire Agreement.	59
22.8	Counterparts.	60
22.9	Governing Law.	60

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LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT made with effect on August 31, 2012.

BETWEEN:

KAMI GENERAL PARTNER LIMITED, a corporation incorporated under the laws of Province of Ontario

(hereinafter referred to as “Managing General Partner”)

ALDERON IRON ORE CORP., a corporation incorporated under the laws of the Province of British Columbia

(hereinafter referred to as “Alderon”)

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HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD., a corporation incorporated under the laws of British Columbia

(hereinafter referred to as the “Hebei Limited Partner”)
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HEBEI IRON & STEEL GROUP CO., LTD., a corporation duly incorporated under the laws of the People’s Republic of China

(hereinafter referred to as “Hebei”)

WHEREAS the parties desire to form a limited partnership for the purpose of developing and operating the Kami Project.

NOW THEREFORE, in consideration of the terms and conditions herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

In this Agreement, unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Act” means the Limited Partnership Act, R.S.O. 1990, c.L16, as amended;

(b)
“Additional Project Financing” means, at any time, the aggregate principal amount of debt financing for the purpose of financing the development of the Kami Project to increase the production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate per annum;

(c)
“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);

(d)	“Affiliated Body Corporate” means a body corporate that is an Affiliate of the Managing General Partner, a Limited Partner or a General Partner, as the case may be;

(e)	“Agent” shall have the meaning set out in subsection 10.8(b)(iv)A;

(f)	“Alderon Initial Contribution Assets” shall have the meaning set out in Section 3.6;

(g)
“Alderon Subscription Agreement” means the subscription agreement dated April 13, 2012, as amended on August 13, 2012, between Alderon and Hebei providing, inter alia, for the subscription by Hebei for common shares in the capital of Alderon;

(h)	“Altius” means Altius Resources Inc., a wholly-owned subsidiary of Altius Minerals Corporation;

(i)	“Altius Royalty” means the three percent (3%) gross sales royalty in favour of Altius on iron ore concentrate from the Kami Project as set out in the Altius Royalty Agreement;

(j)	“Altius Royalty Agreement” means the agreement dated December 6, 2010 between Altius and Alderon whereby Alderon granted Altius a 3% gross sales royalty;

(k)
“Applicable Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances,  codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards of any Governmental Authority, in each case having the force of law;

(l)
“Approved Annual Budget and Work Plan” means an Initial Budget and Work Plan (as defined in the Shareholders Agreement) or other annual budget and work plan approved in accordance with the Shareholders Agreement;

(m)	“Arm’s Length” shall have the meaning set out in the Tax Act;

(n)	“Assignee” shall have the meaning set out in Section 10.8;

(o)	“Assignor” shall have the meaning set out in Section 10.8;

(p)	“Auditors” means KPMG LLP or such other nationally recognized firm of independent chartered accountants as the Managing General Partner may from time to time appoint as auditors of the Partnership;

(q)
“Business Day” means any day, other than a Saturday, Sunday or any other day on which major commercial banks in Toronto, Ontario and the People’s Republic of China are not open for business during normal banking hours;

(r)	“Call for Contributions” means the notice delivered by the Managing General Partner pursuant to Section 7.5;

(s)	“Capital Account” shall have the meaning set out in Section 11.1;

(t)
“Capital Contributions” means, with respect to any Partner, the sum of the amount of cash and/or the Fair Market Value (on the date contributed) of any property contributed to the Partnership by such Partner (or its predecessors in interest) with respect to the Interests held by such Partner including, in the case of Alderon the sum of $360,000,000 being the Fair Market Value of the Kami Project;

(u)
“Certificate” means a certificate evidencing ownership of one or more Units by a Limited Partner or a General Partner, in the form reproduced in Schedule 1.1(u) (Unit Certificate) or any other form approved by the Managing General Partner;

(v)
“Change of Control” means, in respect of any Limited Partner or General Partner: (i) a transaction:   (A) the effect of which is that a Person or combination of Persons acting in concert becomes, at any time after the Effective Date, the holder of more than 50% of the shares in the capital stock of such Limited Partner or General Partner which shares carry a voting right either under all circumstances or under certain circumstances that have occurred and are continuing; and (B) such Person or combination of Persons did not hold such number of shares as of the Effective Date; or (ii) a merger, arrangement, share exchange, take-over bid or other similar transaction effected after the Effective Date resulting in the shareholders of such Limited Partner or General Partner, as of the Effective Date, collectively holding less than 50% of such Limited Partner’s or General Partner’s aggregate issued and outstanding shares which carry a voting right either under all circumstances or under certain circumstances that have occurred and are continuing to occur;

(w)
“Commercial Production” means the date the Kami Project has been operating and producing at no less than sixty percent (60%) of monthly production capacity of the total annual production capacity of 8 million MT of iron ore concentrate over a consecutive thirty (30) day period;

(x)	“Declaration” means the declaration of limited partnership required by the Act which will be filed contemporaneously with the execution of this Agreement;

(y)	“Diluting Date” shall have the meaning set out in Section 8.2;

(z)	[definition used in confidential distribution provisions];

(aa)	“Effective Date” means the date of this Agreement;

(bb)	“Elected Amounts” has the meaning set out in Section 3.10;

(cc)	“ETA” means the Excise Tax Act (Canada), as amended from time to time;

(dd)
“Expanded Commercial Production” means the date the Kami Project has been operating and producing at no less than sixty percent (60%) of  monthly production capacity of the total annual production capacity of the Expanded Production Capacity;

(ee)	"Expanded Production Capacity" means production capacity at the Kami Project of at least 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate per annum;

(ff)	“Extraordinary Resolution” means:

(i)
a resolution approved by at least eighty percent (80%) of the votes cast in person or by proxy, by Partners entitled to vote in respect thereof at a duly convened meeting of the Partners, or at any adjournment thereof; or

(ii)
a written resolution in lieu of a meeting, signed in one or more counterparts by (i) all Partners which are entitled to vote in respect of such a resolution at a duly convened meeting of the Partners; or (ii) Partners representing at least eighty percent (80%) of the votes of all Partners who are otherwise entitled to vote; provided that in the case of (ii) at least twenty-one (21) days’ notice of the written resolution together with information sufficient to make a seasoned decision about the subject matter of the resolution, shall have been given to the Partners.  For the purposes of the foregoing signatures transmitted by electronic means (telecopier, internet, etc.) shall be accepted;

(gg)	“Facilities Easements” means all easements, rights of way or servitudes required to operate the Kami Project;

(hh)	“Fair Market Value” means the fair market value calculated in accordance with generally accepted valuation methods;

(ii)
“Feasibility Study” means a feasibility study as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, with respect to the Kami Project in form and substance acceptable to Alderon;

(jj)
“Fees and Expenses of the Partnership” means the expenses and liabilities assumed and incurred by the Partnership in the conduct of its business and affairs, including the management fees under the Management Agreement, the fees and expenses of the Managing General Partner, the costs of creating and organizing the Partnership, the costs of issuing Units, the fees payable upon the distribution of Units and the legal and advisory fees and expenses incurred by the Managing General Partner, the Partnership’s expenses set forth in Section 14.9, all statutory taxes, all of the Partnership’s permit or license fees, if any, the reasonable costs incurred in redeeming Units, the reasonable costs incurred in appraising the assets of the Partnership for the benefit of the Partners and such other reasonable fees, expenses and liabilities as are incurred by the Partnership for the purpose of its objects and activities;

(kk)	“Fiscal Year” means a fiscal year of the Partnership determined in accordance with Section 15.1;

(ll)
“General Partner” means Alderon and any other Person who from time to time is a registered owner of a GP Unit and is bound by this Agreement as a general partner (other than the Managing General Partner) of the Partnership;

(mm)
“Governmental Authority” means any federal, provincial or municipal government, parliament or legislature, or any regulatory authority, agency, tribunal, commission, board or department of any such government, parliament or legislature, or any court or other law, by-law, regulation or rule-making entity, each having jurisdiction in the relevant circumstances, including any Person acting under the authority of a Governmental Authority;

(nn)	“GP Unit” means an undivided Interest of a General Partner in the Partnership, on the terms provided for in this Agreement;

(oo)	[definition used in confidential distribution provisions];

(pp)	[definition used in confidential distribution provisions];

(qq)
“HST” means all goods and services and/or harmonized sales taxes, interest, penalties and fines imposed under the ETA and the regulations made thereunder, and any similar value added or multi-staged tax imposed by any applicable provincial legislation and any reference to a specific provision of the ETA or to any such applicable provincial legislation shall refer to any successor provision thereto of like or similar effect;

(rr)
“IFRS” means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC interpretations (as issued by the Standing Interpretations Committee;

(ss)	“Initial Contribution” means a Capital Contribution of $119,926,292.51;

(tt)	“Interest” means, in respect of a Partner at any time, the rights, obligations and interest of the Partner in the Partnership at such time, as set out in this Agreement;

(uu)	“Investment Canada Act” means the Investment Canada Act as amended and in force from time to time, and the regulations adopted thereunder;

(vv)	“Investor Rights Agreement” means the agreement between Alderon and Hebei entered into as of the date hereof in accordance with the provisions of the Alderon Subscription Agreement;

(ww)
“Kami Project” means the development and operation of the Kami Property and shall entail the development of an iron mine of not less than an 8 million MT per annum iron ore concentrate production capacity and processing facility on the Kami Property, including, the extraction and production from the Kami Property of iron ore, the stockpiling of the ore, the shipment of the ore to the treatment plant, the crushing and concentration of the ore using physical processes, the storage of the tailings from the concentration process, and the stockpiling, loading and shipment of the iron ore concentrate by rail to the port facilities at Sept-Îles (Pointe Noire), Quebec where railway cars will be unloaded and the iron concentrate will be stockpiled and loaded aboard ships for disposition;

(xx)
“Kami Property” means the lands located in the Province of Newfoundland and Labrador and described within the perimeter outlined in yellow on the map constituting Schedule 1.1(xx) (Kami Property) and shall include the Mining Claims and all related fixed facilities and equipment located on such lands;

(yy)	“Limited Partner” means Hebei Limited Partner and any other Person who from time to time is a registered owner of an LP Unit and is bound by this Agreement as a limited partner of the Partnership;

(zz)	“LP Unit” means an undivided Interest of a Limited Partner in the Partnership, on the terms provided for in this Agreement;

(aaa)
“Management Agreement” means the management agreement negotiated and entered into concurrently with this Agreement between the Managing General Partner and Alderon for the management of the Kami Project by Alderon as manager;

(bbb)	“Manager” means the manager appointed pursuant to the Management Agreement;

(ccc)
“Managing General Partner” means Kami General Partner Limited, a corporation the voting shares of which are initially owned as to seventy-five percent (75%) by Alderon and as to twenty-five (25%) by Hebei Limited Partner, or any other party who may, from time to time, become the managing general partner of the Partnership in replacement thereof, in each case until such Person ceases to be the managing general partner of the Partnership pursuant to the provisions of this Agreement.  However, no Managing General Partner shall be replaced by a “non-Canadian” within the meaning of the Investment Canada Act or by a “non-resident” within the meaning of the Tax Act;

(ddd)	[definition used in confidential distribution provisions];

(eee)
“Maximum Hebei Contribution” means the maximum amount of Capital Contributions to be made by Hebei Limited Partner being the amount equal to the sum of the: (i) Initial Contribution; and (ii) an amount equal to twenty-five percent (25%) multiplied by ($880 million minus Project Financing, if any);

(fff)
“Mining Claims” means the mining claims registered with the Department of National Resources for the Province of Newfoundland and Labrador in the name of Alderon in respect of the Kami Project as set out in Schedule 1.1(fff) (Mining Claims) to this Agreement and as may be renewed from time to time;

(ggg)	[definition used in confidential distribution provisions];

(hhh)	“MT” means 1 metric tonne of 1000 kilograms or 2204.62lbs;

(iii)	“Net Income (Loss)” of the Partnership means, for each Fiscal Year, the net income (net loss) of the Partnership, as set forth in the audited annual financial statements of the Partnership;

(jjj)
“Off Take Agreement” means the iron ore purchase agreement dated the date hereof entered into between the Partnership and Hebei for the sale by the Partnership and the purchase by Hebei of iron ore concentrate produced from the Kami Property;

(kkk)	“Ordinary Resolution” means:

(i)
a resolution approved by at least fifty percent (50%) of the votes cast in person or by proxy, by Partners entitled to vote in respect thereof at a duly convened meeting of the Partners, or at any adjournment thereof; or

(ii)
a written resolution in lieu of a meeting, signed in one or more counterparts by (i) all Partners which are entitled to vote in respect of such a resolution at a duly convened meeting of the Partners; or (ii) Partners representing at least fifty (50%) of the votes of all Partners who are otherwise entitled to vote; provided that in the case of (ii) at least twenty-one (21) days’ notice of the written resolution together with information sufficient to make a reasoned decision about the subject matter of the resolution, shall have been given to the Partners.  For the purposes of the foregoing signatures transmitted by electronic means (telecopier, internet, etc.) shall be accepted;

(lll)	“Other Transferred Property” has the meaning set out in Section 3.6;

(mmm)	“Partnership” or “LP” means the Kami Mine Limited Partnership, the limited partnership formed pursuant to this Agreement;

(nnn)	“Partner” means the Managing General Partner, any Limited Partner or any General Partner;

(ooo)
“Permits” means the orders-in-council, approvals, certificates of authorization, authorizations, attestations, permits, licences, undertakings or consents, and any other authorization from a ministry or Governmental Authority, in respect of the Kami Project;

(ppp)	“Permitted Transferee” shall have the meaning set out in Section 10.5;

(qqq)	“Person” means an individual, a corporation, a partnership, a joint venture, an association, a company, a trust, an unincorporated entity, or a Government Authority;

(rrr)
“Prime Rate” means the annual base rate of interest posted from time to time by the Partnership’s principal banker as the rate of interest in effect to determine the rate of interest it will charge for commercial loans in Canadian dollars;

(sss)	[definition used in confidential distribution provisions];

(ttt)	“Project Financing” means, at any time, the aggregate principal amount of debt financing obtained from banks for the purpose of financing the development of the Kami Project to Commercial Production;

(uuu)
“Proportionate Interest” means the percentage of Units held by a Limited Partner or a General Partner in relation to all of the issued and outstanding Units, the respective Proportionate Interests of Alderon and Hebei Limited Partner as at the date hereof being seventy-five (75%) in the case of Alderon and twenty-five (25%) in the case of Hebei Limited Partner, subject to adjustment pursuant to Section 8.3;

(vvv)	“Purchase Price” has the meaning set out in Section 3.9;

(www)	“Register” means the register of the Partnership maintained in accordance with Article 10;

(xxx)	“Registrar” means the Managing General Partner or any other Person appointed by the Managing General Partner to act as such;

(yyy)	“Securities Act” means the Securities Act (Ontario) R.S.O. 1990 c.S.5 in force at the date hereof;

(zzz)
“Shareholders Agreement” means the shareholders agreement entered into concurrently with this Agreement among the Managing General Partner and Alderon and Hebei Limited Partner as shareholders of the Managing General Partner;

(aaaa)	[definition used in confidential distribution provisions];

(bbbb)	“Subscription Date” means the date upon which Hebei completes the subscription contemplated in Section 3.4;

(cccc)	“Subscription Price” means, in respect of a Unit, the capital in consideration of which the Unit is issued;

(dddd)
“Substantial Completion Date” means the date the Kami Project and related processing facility have been operating and producing at no less than eighty percent (80%) of monthly production capacity of the total annual production capacity of 8 million MT of iron ore concentrate per annum over a consecutive thirty (30) day period;

(eeee)	“Tax Act” means the Income Tax Act (Canada), as amended and in force from time to time, and the regulations adopted thereunder;

(ffff)
“Transaction Agreements” means this Agreement, the Shareholders’ Agreement, the Alderon Subscription Agreement, the Off Take Agreement, the Management Agreement, the Investor Rights Agreement and the Transfer Pricing Agreement;

(gggg)
“Transfer” means any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation, grant of a security interest or other transaction, whether voluntary, involuntary or by operation of law, by which the direct or indirect legal or beneficial ownership of, or any security or other interest in, such security passes from one person to another person or to the same person in a different capacity, whether or not for value;

(hhhh)	“Transfer Pricing Agreement” means the agreement dated the date hereof between Alderon and Hebei with respect to the undertaking of a transfer pricing study;

(iiii)	“Transferor” shall have the meaning set out in Section 10.5; and

(jjjj)	“Unit” means a GP Unit or an LP Unit or the GP Units and the LP Units collectively.

1.2	Interpretation.

For the purposes of this Agreement, unless there is an express provision to the contrary or unless the context otherwise requires:

(a)
the table of contents and the headings have been inserted in this Agreement solely for ease of reference and shall not be used to interpret, define or limit the scope, bearing or intention of the present Agreement or of any provision hereof;

(b)
accounting terms which are not otherwise defined shall have the meanings attributed to them and all calculations to be made hereunder or financial statements to be prepared, are to be made or prepared in accordance with IFRS applicable to the business of the Partnership applied on a basis consistent with prior periods;

(c)
every reference to an act or a code (including IFRS) shall include all the regulations adopted thereunder and all amendments to such act, code or regulation which are in force from time to time and shall also include any act, code or regulation which supplements or replaces such act, code or regulation;

(d)	every reference to an entity shall include its successor as permitted hereby;

(e)
the word “including”, when it follows an expression or a general statement, shall not be interpreted so as to restrict such expression or general statement to the specific items mentioned immediately thereafter or to similar items, it being the intention that the expression or general statement shall refer to all other items which might reasonably fall within its broadest possible scope;

(f)	every reference to currency shall be a reference to Canadian currency;

(g)	every reference to the “approval”, “authorization”, “consent” or “opinion” of a Partner means the written approval, written authorization, written consent or written opinion of a Partner.

1.3	Independent Provision.

Each provision hereof is independent and shall be interpreted separately from the others, and the nullity of one provision shall not entail the nullity of the others.

1.4	Business Days.

If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day thereafter.

1.5	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto time) on the next Business Day.

ARTICLE 2
CREATION OF THE PARTNERSHIP

2.1	Creation.

The Partners hereby form a limited partnership in accordance with the provisions of this Agreement and the Act, and the Managing General Partner hereby undertakes to immediately file the Declaration.  The business of the Partnership shall commence with the filing of the Declaration and shall continue until the Partnership is dissolved in accordance with this Agreement.  The Managing General Partner will file, if, as and when required by the Act or this Agreement, any changes to the Declaration or new declarations at any time for any proper purpose as the Managing General Partner may determine.

2.2	Capital Contribution of the Managing General Partner.

The parties acknowledge that the Managing General Partner has made a capital contribution to the Partnership in the amount of one dollar ($1.00) upon execution of the Limited Partnership Agreement.

2.3	Name and Business Name.

The name and business name of the Partnership shall be “The Kami Mine Limited Partnership” or any other name deemed appropriate by the Managing General Partner from time to time in order to comply with the laws of the jurisdictions in which the Partnership shall carry on business.

2.4	Principal Place of Business.

The principal place of business of the Partnership shall be located at Toronto, or at any other location which the Managing General Partner may determine from time to time and which is set forth in the Declaration; and the Managing General Partner and the Partnership shall be entitled to have offices elsewhere, as the Managing General Partner deems appropriate.

2.5	Place of Business.

The Partnership may carry on business outside the Province of Ontario, including in the Province of Newfoundland and Labrador, notwithstanding that the laws of any such other jurisdiction in which it carries on business provide each Limited Partner with protection as regards limited liability that may not be the same as the limited liability protection provided under the laws of the governing jurisdiction of the Partnership.  The Managing General Partner shall cause the Partnership to be registered or qualified under its own name pursuant to a foreign limited partnership statute or similar laws in any jurisdictions in which the Partnership owns property or transacts business if such registration or qualification is necessary to protect the limited liability of the Limited Partners or to permit the Partnership lawfully to own property or transact business in such jurisdiction.

2.6	Object of the Partnership.

The object of the Partnership is to develop and operate the Kami Project.

ARTICLE 3
UNITS AND INITIAL CAPITAL CONTRIBUTIONS

3.1	LP Units, GP Units and Managing General Partner Interest.

(a)
The Interests of the Limited Partners and General Partners in the Partnership shall be divided into and represented by Units, each representing a share of the aggregate Interests of such Partners in the Partnership as determined pursuant to this Agreement. For clarification, Limited Partners shall hold LP Units and General Partners shall hold GP Units.

(b)
The Managing General Partner, in its capacity as the managing general partner of the Partnership, shall hold a 0.001% undivided Interest in the Partnership.  The Managing General Partner shall have the right to receive such distributions in respect of that Interest in the Partnership only as are expressly provided for in this Agreement.

3.2	Equality of Units

Except as otherwise expressly provided herein, each Unit (whether a GP Unit or a LP Unit) shall entitle the holder thereof to the same rights and subject the holder to the same obligations as the holder of any other Unit and, save as may be expressly set out in this Agreement, no Limited Partner or General Partner shall be entitled to any privilege, priority or preference in relation to any other Limited Partner or General Partner. Notwithstanding the foregoing, the holder of GP Units shall have unlimited liability as regards to the debts, commitments and obligations of the Partnership.

3.3	Preliminary Limited Capital Contributions.

Alderon shall acquire three (3) GP Units for a subscription price of $3.00 and Hebei Limited Partner shall acquire one (1) LP Unit for a subscription price of $1.00 on execution of this Agreement.

3.4	Capital Contribution of Hebei Limited Partner.

Alderon, in its capacity as manager under the Management Agreement, and the Managing General Partner covenant to Hebei Limited Partner that they will use commercially reasonable efforts to deliver the Feasibility Study to Hebei on or before January 31, 2013. If the Feasibility Study provides that (a) the total capital expenditures required to develop the Kami Project to an annual production capacity of 8 million MT are less than or equal to $1.3 billion which will be stated in the Feasibility Study to be  subject to a range of accuracy; (b) total reserves at the Kami Property are greater than 500 million MT; and (c) the specifications for the iron ore concentrate meet the minimum specifications set out in the Off  Take Agreement in order for the Agreement to be effective, Hebei shall be deemed to have approved the Feasibility Study. If the Feasibility Study does not meet any or all of the foregoing provisions, then Hebei Limited Partner’s approval of the Feasibility Study shall be required.  If Hebei Limited Partner has a right of approval in respect of the Feasibility Study, Hebei Limited Partner must provide its decision as to whether it approves the Feasibility Study or not to Alderon in writing within fifteen (15) Business Days following receipt of the Feasibility Study by Hebei Limited Partner from the Partnership. If Hebei Limited Partner fails to deliver its decision to Alderon within the frame set out herein, Hebei Limited Partner shall be deemed to have not approved the Feasibility Study.  Hebei Limited Partner shall contribute to the Partnership the Initial Contribution payable not later than fifteen (15) Business Days following the approval or deemed approval of the Feasibility Study by Hebei Limited Partner.  If the Feasibility Study is not delivered by January 31, 2013, or Hebei Limited Partner does not approve the Feasibility Study in accordance with the provisions of this Section 3.4, Hebei Limited Partner may elect to tender its LP Unit to the Partnership for cancellation for $1.00. Alderon may elect to cause Hebei Limited Partner to tender its Unit for cancellation for $1.00 if Hebei Limited Partner does not approve the Feasibility Study  in accordance with the provisions of this Section 3.4.  In each case, upon such cancellation, this Agreement shall terminate and be of no further force and effect and none of the Parties shall have any further liability to one another in respect of the provisions hereof.

3.5	Issuance of Units to Hebei Limited Partner.

Upon receipt of the Initial Contribution pursuant to Section 3.4, the Partnership will issue 249,999 LP Units to Hebei Limited Partner.  Such amount so contributed by Hebei Limited Partner shall be credited to the Capital Account of Hebei Limited Partner.

3.6	Alderon Initial Contribution Assets.

Contemporaneously with Hebei Limited Partner’s subscription for LP Units as set out in Section 3.4 and 3.5, and the payment of Hebei Limited Partner’s subscription, Alderon will transfer and assign to the Partnership legal and beneficial title to the Kami Property (which shall be registered in the name of the Managing General Partner), all other capital assets used solely in the development and operation of the Kami Property and any other tangible and intangible assets (including mining equipment) owned by Alderon related to or used solely in respect of the Kami Property and including any agreements entered into by Alderon relating to electricity supply, transmission or distribution or rail and/or port transportation services to the Kami Project or any impact and benefits agreements with aboriginal peoples relating in whole or in part to the Kami Project (the “Other Transferred Property”), including all rights in and to, and to the use and benefit of (including the right to prospect, explore, drill or mine for minerals) the Kami Property for the Purchase Price set forth in Section 3.9 hereof (such assets, the “Alderon Initial Contribution Assets”).

3.7	Representations and Warranties.

Alderon represents and warrants as follows:

(a)
that upon completion of the transfer contemplated in Section 3.6, it shall have transferred to the Partnership good and marketable title in and to the Alderon Initial Contribution Assets, free and clear of all mortgages, charges, pledges, hypothecs or encumbrances other than the Altius Royalty; and

(b)
except as set out in Schedule 3.7, no consent, approval, authorization, registration, declaration or filing with any Governmental Authority is required to be made by Alderon in connection with the execution and delivery by it of this Agreement or the observance and performance by it of its obligations under this Agreement, including without limitation the transfer of the Alderon Initial Contribution Assets.

3.8	Securities Law Matters.

Alderon and Hebei Limited Partner acknowledge and agree that the issue and delivery to it of its respective Units are conditional upon such sale being exempt from any requirement to file a prospectus or registration statement and the requirement to deliver any offering memorandum (or similar document) under all applicable securities legislation, rules, regulations and policies.  The Managing General Partner, on behalf of the Partnership, agrees with Alderon and Hebei Limited Partner that the Partnership is a “private issuer” as defined in National Instrument 45-106 Prospectus Exempt Distributions on the basis that it is not a reporting issuer, it has restrictions on the transfer of the Units in this Agreement, it is issuing Units to only one Limited Partner and one General Partner and such Limited Partner and General Partner will be considered to be a “founder” as defined in National Instrument 45-106 Prospectus Exempt Distributions.  Alderon and Hebei Limited Partner each further represent and warrant to the Managing General Partner and each other in respect of itself that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus Exempt Distributions and will maintain that status until the earlier of:  (i) the completion of the Capital Contributions set out in Sections 3.4 and 3.6; and (ii) the termination of this Agreement pursuant to Section 3.4.

3.9	Purchase Price for Alderon Initial Contribution Assets/Issuance of Units to Alderon.

The purchase price for the Alderon Initial Contribution Assets shall be the aggregate fair market value of the Alderon Initial Contribution Assets as at the Subscription Date which the parties have determined in good faith to be $360,000,000 (the “Purchase Price”).  The amount of the Purchase Price shall be added to the Capital Account of Alderon and shall form part of the Capital Contribution of Alderon.  The Partnership shall pay and satisfy the Purchase Price by issuing 749,997 GP Units to Alderon.  The Purchase Price shall be allocated among the Kami Property and the Other Transferred Property.

3.10	Income Tax Elections.

Alderon and all other Partners of the Partnership shall elect jointly pursuant to subsection 97(2) of the Tax Act and any applicable provincial tax statute, by completing and filing all prescribed forms and related documents in such manner and at such time as is prescribed, and that, for tax purposes only, the elected amounts, the proceeds of disposition received by Alderon for the Alderon Initial Contribution Assets and the cost of the Alderon Initial Contribution Assets to the Partnership (the “Elected Amounts”) shall be:

(a)	$1.00 for the Kami Property, provided this amount is permitted by the provisions of the Tax Act; and

(b)	the “cost amount” (as defined by the Tax Act) comprising the Other Transferred Property immediately prior to such contribution to the Partnership by Alderon.

If a Partner or the Partnership fails to file its tax returns in a manner consistent with the aforesaid elections, it shall indemnify and save harmless the other Partners and the Partnership in respect of any resulting taxes, interest, penalties and interest thereon and legal and/or accounting expenses paid or incurred by the other Partners or the Partnership.

3.11	Adjustment to Purchase Price or Elected Amounts.

All the Partners intend that the purchase and sale of the Alderon Initial Contribution Assets under this Agreement be on a tax-deferred basis to Alderon for purposes of the Tax Act and applicable provincial tax legislation and, pursuant to subsection 97(2) of the Tax Act, the parties agree to file joint tax elections under such tax legislation that contain Elected Amounts as defined in Section 3.10.  If Alderon subsequently determines at any time or from time to time, that one or more Elected Amounts should be revised in order to avoid any recapture of depreciation, if and to the extent permitted under the rules in any applicable tax legislation, Alderon and the Partners and the Partnership shall file, to the extent permitted by the Tax Act, revised joint tax elections reflecting such revised Elected Amounts as determined by Alderon in order to avoid such recapture.

3.12	Goods and Services Tax Election.

(a)
The Partnership and Alderon shall jointly execute an election under Section 167 of the ETA, and any equivalent or corresponding provisions of any applicable provincial law imposing a similar value-added or multi-staged tax such that no such tax will be payable with respect to the purchase and sale of the Alderon Initial Contribution Assets under this Agreement.  The Partnership and Alderon shall make the elections in the prescribed forms containing prescribed information and such elections shall be filed by the Partnership in compliance with the requirements of the applicable law and, promptly thereafter, the Partnership will confirm to Alderon in writing that such election forms have been so filed.

(b)
Notwithstanding the election contemplated in (a) above, in the event it is determined by the Canada Revenue Agency or other competent Governmental Authority that there is a liability of the Partnership to pay, or of Alderon to collect and remit, any amounts on account of sales, goods and services or harmonized sales tax on all or part of the Purchase Price paid for the Alderon Initial Contribution Assets, such sales, goods and services and harmonized sales tax shall be forthwith paid by the Partnership to the Canada Revenue Agency, the competent provincial tax authority, or to Alderon, as the case may be, and the Partnership shall indemnify and save Alderon harmless with respect to any such sales, goods and services or harmonized sales tax as well as any interest and penalties relating thereto or imposed thereon.

3.13	HST Registration.

The Partnership and each of the Partners is or will on the Subscription Date be a registrant for purposes of the HST.

3.14	Further Assurances and Notification of Completion.

Alderon hereby covenants with the parties hereto that it will take all necessary actions to implement, give effect to and complete all necessary registrations and shall use all reasonable commercial efforts to secure all necessary consents for the transfer of the Alderon Initial Contribution Assets to the Limited Partnership as soon as possible on or after the date hereof.  The Managing General Partner agrees to give notice to each Limited Partner and General Partner on the completion of any registration or obtaining of any consent in relation to the transfer of the Alderon Initial Contribution Assets from Alderon to the Partnership.

3.15	Alderon Elections

Alderon may, in its sole discretion, at any point during the term of this Agreement, by notice to the Managing General Partner, elect to convert its interest from that of a general partner to a limited partner, and in such event, from and after the date of such conversion, it shall retain all rights and privileges and all obligations set out herein other than the unlimited liability of a general partner pursuant to the Act, and shall have no additional rights or obligations. In the event that Alderon has converted its interests from that of a general partner to a limited partner, it shall have the right at any point during the term of this Agreement, by notice to the Managing General Partner, to elect to convert its interest from that of a limited partner to a general partner, and in such event, from and after the date of such conversion, it shall retain all rights and privileges and all obligations set out herein other than the limitation on liability awarded to limited partners pursuant to the Act, and shall have no additional rights or obligations. For clarification, Alderon may, in its sole discretion, at any point during the term of this Agreement, elect to convert its interest into that of a general partner or a limited partner, as the case may be, pursuant to the terms of this Section 3.15.  It is agreed that if requested, a joint election under subsection 97(2) of the Tax Act between Alderon and the Partnership will be executed by all Partners and filed in regard to such conversions.

3.16	Managing General Partner’s Rights

In the event of any election by Alderon as set out in Section 3.15, the rights and obligations of the Managing General Partner as the managing general partner of the Partnership shall be unaffected by such conversion by Alderon.

3.17	Financing Covenants

Hebei and Hebei Limited Partner covenant and agree with Alderon and the Managing General Partner to use their best efforts to assist in obtaining Project Financing for the Kami Project from financial institutions and others, including Chinese banks and to assist Alderon and the Managing General Partner in satisfying any due diligence requirements of any such financial institutions if requested by the Managing General Partner, and if requested by any such financial institutions, Alderon, Hebei Limited Partner and Hebei shall provide guarantees of any such borrowing up to their respective Proportionate Interests and, in the case of Hebei, indirect Proportionate Interest. Heibei and Hebei Limited Partner agree that Alderon and the Partnership shall be entitled to issue a press release which includes the commitment set out in this Section 3.17.

3.18	Altius Royalty

The Managing General Partner will assume, on behalf of the Partnership, all rights and obligations under the Altius Royalty Agreement.

ARTICLE 4
STATUS AND CAPACITY OF MANAGING GENERAL PARTNER
AND LIMITED PARTNER

4.1	Status and Capacity of the Managing General Partner.

The Managing General Partner represents and warrants to each Limited Partner and General Partner that:

(a)
it is and shall continue to be a duly incorporated and validly existing corporation in accordance with the laws of the Province of Ontario and duly qualified to carry on business in the Provinces of Ontario and, if the need arises, it shall be qualified to carry on business in every other jurisdiction, including Newfoundland and Labrador, in which the Partnership wishes to do business;

(b)
it has and shall continue to have the requisite capacity and powers to act as Managing General Partner and to perform its obligations pursuant hereto, without thereby infringing or being in default under its articles, any other agreement binding it or the laws of the Provinces of Ontario, or Newfoundland and Labrador, as the case may be;

(c)	it is not a “non-Canadian” within the meaning of the Investment Canada Act or a “non-resident” within the meaning of the Tax Act;

(d)	it shall devote all of its attention and resources to properly and efficiently manage the activities of the Partnership; and

(e)
it shall use reasonable commercial efforts to ensure and maintain the limited liability of the Limited Partners in every jurisdiction in which the Partnership carries on or shall carry on its business.

4.2	Status and Capacity of the Limited Partners and the General Partners.

For the purposes of this Section 4.2 the representations and warranties of Hebei Limited Partner as a Limited Partner herein are hereby made jointly and severally by Hebei Limited Partner and by Hebei.  Each Limited Partner and General Partner represents and warrants to each Partner that:

(a)
It is and shall continue to be a duly incorporated and organized and subsisting corporation under the laws of Canada or under the laws of a province within Canada and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	It has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement by it;

(c)	It is not, a “non-resident” within the meaning of the Tax Act and covenants to remain a resident of Canada for purposes of the Tax Act;

(d)
This Agreement has been duly executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(e)
None of the execution, delivery or performance by it of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of its constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject, or contravenes any applicable laws.

4.3	Restrictions to the Powers of the Limited Partners.

No Partner, other than the Managing General Partner:

(a)	shall be entitled to participate in the administration, management or control of the affairs of the Partnership, otherwise than by the exercise of its right to vote on a resolution of the Partners;

(b)
shall be entitled, or shall hold out that it is entitled, to carry on business or assume any obligations in the name of the Partnership, to otherwise oblige or bind the Partnership, or to act as the attorney, mandatary or agent of the Partnership;

(c)
shall be entitled, or shall hold out that it is entitled, in such capacity as Partner, to assume any obligations in the name of another Partner or otherwise oblige or bind another Partner, save by the exercise of its right to vote on a resolution of the Partners; or

(d)
shall, in such capacity as Limited Partner, be a party to any legal proceedings based upon a claim made by the Partnership or against the Partnership, save where the proceedings relate to its rights or obligations as a Limited Partner.

4.4	Restrictions Applicable to the Partners.

Save as otherwise provided for herein, no Partner shall:

(a)
in such capacity, be entitled to file or register a mortgage, charge, security interest, lien or hypothec or a notice of opposition against any asset of the Partnership in respect of the Partner’s interest in the Partnership, or allow such acts to be carried out; or

(b)	seek to obtain the partition or the sale, whether or not under judicial authority, of any asset of the Partnership or demand the distribution in kind of any asset of the Partnership to a Partner.

4.5	Managing General Partner as Attorney and Mandatary.

Subject to the terms hereof, each Limited Partner and General Partner hereby irrevocably constitutes and appoints the Managing General Partner as its true and lawful attorney and mandatary, with full power of substitution and authority in its name, place and stead to execute, either under its seal or otherwise, certify, acknowledge, deliver and file or record, in accordance with the requisite formalities, and the Managing General Partner shall so execute, certify, acknowledge, deliver, file and record:

(a)
this Agreement, the Register, the Declaration, any amendment to this Agreement, the Register or the Declaration and any other document that is necessary to constitute the Partnership as a limited partnership in its governing jurisdiction or any jurisdiction in which the Partnership carries on business or holds property and to continue its existence and keep it in good standing as such, and to ensure that it complies with the laws of said jurisdictions, in order that the Limited Partners may as best as reasonably possible continue to benefit from limited liability pursuant to said laws, including any amendment to the Declaration or the Register that may be necessary in order to reflect any change regarding the Partners or the ownership of a Unit;

(b)	every document or amendment to the Declaration that is necessary to reflect this Agreement or any amendment to this Agreement effected in compliance herewith;

(c)	every transfer document or other document required in respect of the dissolution, winding-up or termination of the Partnership in accordance herewith, including the cancellation of any Certificate;

(d)	every document, deed, agreement or instrument signed by the Managing General Partner within the scope of its powers hereunder;

(e)
every election, determination or designation under the Tax Act or the Taxation Act (Ontario) or any legislation of Canada to the same effect or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner’s interest in the Partnership;

(f)	every document that must be filed by the Partnership with any Governmental Authority; and

(g)	every document in its name and on its behalf which may be necessary in order to give effect to the disposition of Units in accordance with this Agreement.

4.6	Power of Attorney.

Subject to the following, the power of attorney granted pursuant to Section 4.5 shall bind the Limited Partners’ and the General Partners’ successors, administrators and assigns; for greater certainty, where a particular Limited Partner or General Partner is bankrupt, the power of attorney shall no longer be in force for such Limited Partner or General Partner, as the case may be, and shall not affect the power of attorney with respect to the other Partners; the Managing General Partner shall be entitled to act, pursuant to the power of attorney granted pursuant to Section 4.5, in the name of the Limited Partner and the General Partner for the execution of any document, by indicating in the document or in a schedule thereto, the name of the Limited Partner or the General Partner, as the case may be, as well as the name of other Limited Partners or General Partners and by signing the said document with only one signature as attorney and mandatary of all such Limited Partners and General Partners.  However, notwithstanding the foregoing, a Limited Partner and/or a General Partner shall be entitled to revoke such power of attorney if the Managing General Partner is dismissed in accordance with Section 17.4.  In other circumstances, should a Limited Partner and/or a General Partner decide to revoke such power of attorney, the Limited Partner or General Partner shall be deemed to be in default under Article 8 and the provisions thereof shall apply.  Additionally and notwithstanding the foregoing, where the consent of the Limited Partners and the General Partners are required hereunder, including by way of Ordinary Resolution or Extraordinary Resolution, the power of attorney granted to the Managing General Partner shall be not applicable.

4.7	Confirmation of the Power of Attorney.

Each Partner, other than the General Partner, shall be bound by every act carried out by the Managing General Partner in accordance with this power of attorney and this Agreement and hereby waives any recourse which it may have to contest, negate or deny an act carried out in good faith and within the terms hereof by the Managing General Partner pursuant to the said power of attorney.

ARTICLE 5
LIABILITY OF PARTNERS

5.1	Unlimited Liability of the Managing General Partner.

The Managing General Partner and each General Partner shall have unlimited liability as regards to the debts, commitments and obligations of the Partnership.

5.2	Limited Liability of the Limited Partners.

(a)
Subject to the provisions of applicable laws, the liability of each Limited Partner as regards the debts, commitments and obligations of the Partnership shall be limited to the amount of the Limited Partner’s Capital Contributions.  If, as a result of a distribution of profits to the Partners, the capital of the Partnership is reduced and the Partnership is thereby unable to discharge its debts as they become due, the Limited Partners shall be required to reimburse the Partnership for such portion of any amount distributed to them that is needed to re-establish the capital of the Partnership to the amount existing immediately prior to the distribution, with interest from the date of demand, at the legal rate on the reimbursed amount.

(b)
The Limited Partners agree that each Limited Partner shall indemnify and hold harmless every other Limited Partner, as applicable, for the liabilities and obligations of the Partnership in excess of such Partner’s proportionate share of such liabilities in accordance with is Proportionate Interest, to the amount of the indemnifying Limited Partner’s Capital Contributions.

5.3	Loss of Limited Liability.

Each Limited Partner acknowledges that each Limited Partner which participates in the management of the Partnership, transacts business in the name of the Partnership or acts as mandatary or attorney of the Partnership may lose the benefit of limited liability.

5.4	Liability of the Managing General Partner and the General Partners.

The Managing General Partner and the General Partners shall not be liable to a Limited Partner for any loss, liability, expense, cost or damage suffered or incurred by the Limited Partner as a result of any act, omission or error of judgment by the Managing General Partner or the General Partners in conducting the affairs of the Partnership within the scope of this Agreement or otherwise acting in respect of and within the scope of this Agreement other than an act, omission or error of judgment which:

(a)	contravenes the provisions of Section 14.10;

(b)
results in the loss of the benefit of limited liability or imposes unlimited liability on the Limited Partner (other than the absence of limited liability due to an act or omission on the part of the Limited Partner); or

(c)
arises from its fraud, willful misconduct, willful violation of the law or willful violation of its obligations under this Agreement or gross negligence, taking into account the standard of care which a reasonably competent manager would exercise in similar circumstances and the risks inherent to the type of activities conducted by the Partnership.

5.5	Indemnification.

(a)
The Managing General Partner shall indemnify and hold harmless each Limited Partner against all costs incurred and losses suffered by any Limited Partner as a result of the absence of limited liability in its favour other than the absence of limited liability resulting from an act or omission of such Limited Partner.  The Managing General Partner shall indemnify the Partnership and the Limited Partners and hold them harmless against all damages suffered by the Partnership or the Limited Partners, as applicable, as a result of the Managing General Partner’s fraud, willful misconduct, willful violation of the law or willful violation of its obligations under this Agreement or its gross negligence, taking into account the standard of care which a reasonably competent manager would exercise in similar circumstances and the risks inherent to the type of activities conducted by the Partnership.

(b)	(i)
To the fullest extent permitted by law, the Partnership shall indemnify the Managing General Partner and its directors, senior executives, employees and their respective heirs and legal personal representatives,  against any loss, damage or expense (including amounts paid in satisfaction of judgments, in settlements, as fines and penalties and reasonable legal and other costs and expenses of investigation or defense) incurred by any of them by reason of any act or omission so performed or omitted by it on behalf of the Partnership (and not involving gross negligence, willful misconduct, breach of fiduciary duty or bad faith or breach of this Agreement) and any such amount shall be paid by the Partnership to the extent assets are available, but the Limited Partners shall not have any personal liability to any of the foregoing indemnified parties or the Partnership on account of such loss, damage or expense.

(ii)
The Managing General Partner may consult with legal counsel, accountants and other professional experts selected by it and any act or omission suffered or taken by it on behalf of the Partnership or in furtherance of the interests of the Partnership in good faith in reliance upon and in accordance with the advice of such counsel, accountants or other professional experts shall be full justification for any such act or omission, and the Managing General Partner shall be fully protected in so acting or omitting to act, provided such counsel, accountants or other professional experts were selected with reasonable care.

(iii)
To the fullest extent permitted by law, expenses incurred by the Managing General Partner or other indemnified parties set out above in defense or settlement of any claim that may, at the determination of the Managing General Partner, be subject to a right of indemnification hereunder may be paid by the Partnership in advance of the final disposition thereof upon receipt by the Partnership of an undertaking by or on behalf of the Managing General Partner or such other party to repay such amount to the Partnership if it shall be determined, by a court of competent jurisdiction pursuant to a final non-appealable judgment, order or decree, that the Managing General Partner is not entitled to be indemnified hereunder.

5.6	Compliance with the Law.

Upon request by the Managing General Partner, each Limited Partner and/or General Partner shall immediately execute any declaration or other document required under the laws or regulations of any jurisdiction within Canada with which the Partnership must comply in order to continue its existence and remain in good standing and/or to carry on business.

ARTICLE 6
UNITS

6.1	Number of Units.

The Partnership shall not issue more than (i) 1,000,000 Units initially and (ii) such further number of Units as may be required from time to time to reflect an adjustment of Proportionate Interests pursuant to Section 8.3.

6.2	Voting Rights.

Subject to the provisions of this Agreement, each Unit confers upon its holder the right to one vote at meetings of Partners.

6.3	Characteristics of the Units.

Save as otherwise expressly provided for herein, (a) each issued and outstanding Unit ranks equally with every other Unit as regards any matter, including the right to receive the Partnership’s distributable income; and (b) no Unit shall enjoy a right of preference, a privilege or a prior claim as against any other Unit.

6.4	No Fractions of Units.

No Unit may be divided or separated into fractions, and the Partnership shall not accept Subscriptions for a fraction of a Unit, shall not register the assignment of a fraction of a Unit and shall not recognize any right attaching to less than a whole Unit, otherwise than is necessary in the event of a Unit split.

6.5	Shares in the Managing General Partner.

Each Limited Partner and General Partner shall be entitled to be issued the number of common shares in the Managing General Partner which results in such Limited Partner’s or General Partner’s percentage of the issued and outstanding common shares in the capital of the Managing General Partner being equal to its Proportionate Interest.  The number of shares held in the Managing General Partner shall be adjusted as such Limited Partner’s or General Partner’s Proportionate Interest is adjusted hereunder.

ARTICLE 7
ISSUANCE OF UNITS

7.1	Subscription Agreement.

In order to become a Limited Partner or a General Partner of the Partnership, a Limited Partner or General Partner shall, if requested by the Managing General Partner, complete a subscription agreement as prescribed by the Managing General Partner and a power of attorney, together with payment made in cash or in kind representing an amount equal to their respective initial capital contributions and transfers as set forth under Sections 3.4 and 3.6.  In the event of additions or changes in Limited Partners and/or General Partners following the date hereof, the Limited Partners and General Partners shall cause any necessary corollary changes to be made to the Shareholders’ Agreement to reflect the addition and/or change of such Limited Partner or General Partner.

7.2	Issuance Fees.

The Partnership shall pay all costs, commissions, disbursements, fees and expenses incurred by the Managing General Partner in respect of the Partnership’s organization and any distribution of Units, the whole out of the proceeds it receives for such distribution.

7.3	Obligations of the Limited Partners.

Subject to the provisions of applicable laws, and as set out herein, a Limited Partner or General Partner shall not be required to pay any additional assessment or contribution to the Partnership, other than the contributions it has undertaken to make as a Limited Partner or General Partner, as the case may be.

7.4	Withdrawal of a Limited Partner.

Subject to the provisions of this Agreement, the Limited Partners and the General Partners shall not be entitled to withdraw all or part of any amount credited to their various Partnership accounts, including their Capital Accounts, unless they have obtained the consent of the Managing General Partner, which consent shall have been ratified by an Extraordinary Resolution, and provided that, after such a withdrawal, the Partnership has sufficient funds or liquid assets to fully discharge its debts and liabilities.

7.5	Cash Calls.

Subject to Section 7.6, the Managing General Partner may deliver to the Limited Partners and the General Partners a written notice calling for each Limited Partner and General Partner to contribute further funds to the Limited Partnership in accordance with each Limited Partner’s and General Partner’s Proportionate Interest (the “Call for Contribution”).  Notwithstanding the foregoing:

(a)
The Managing General Partner shall not be permitted to make any Call for Contribution prior to the finalization and approval of the Initial Budget and Work Plan in accordance with the provisions of the Management Agreement and the Shareholders Agreement;

(b)
prior to Commercial Production, no Call for Contribution shall be delivered to Hebei Limited Partner until the Partnership has incurred capital expenditures in excess of the sum of (i) $120 million; and (ii) the amount of available Project Financing;

(c)
Hebei Limited Partner shall not be required to make Capital Contributions in excess of the Maximum Hebei Contribution  for the purpose of  funding the capital expenditures required to complete the development of the Kami Project to an annual production capacity of 8 million MT of the iron ore concentrate; and

(d)	No Calls for Contribution may be made in connection with the expansion of the production capacity of the Kami Project above 8 million MT per annum prior to the Substantial Completion Date.

For greater certainty, Section 7.5(c) above does not limit Hebei Limited Partner’s obligation to make Capital Contributions to the Limited Partnership pursuant to Calls for Contribution in accordance with Hebei Limited Partner’s Proportionate Interest, for any other reason, including for the purpose of sustaining capital expenditures or, subject to Section 7.8, in connection with the expansion of the production capacity of the Kami Project to increase its annual production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT per annum,  provided that Hebei Limited Partner will not be required to make Capital Contributions in respect of sustaining capital expenditures until Commercial Production.  The Managing General Partner agrees that it shall use best efforts to fund sustaining capital expenditures from revenues generated by the Partnership and from bank financing to the extent available, prior to issuing Calls for Contributions.

7.6	Alderon to Contribute to Kami Project Development.

(a)
Prior to Commercial Production, once Hebei Limited Partner has contributed the Maximum Hebei Contribution, the Managing General Partner shall issue to Alderon Calls for Contribution to make such additional Capital Contributions in cash to the Partnership to the extent required by the Partnership to complete the development of the Kami Project and to cause the Kami Project to reach Commercial Production.  Prior to Commercial Production, no Call for Contribution shall be delivered to Hebei Limited Partner until Alderon has made an additional Capital Contribution of $73,707.49. The Partnership shall not issue to Alderon any additional Units in respect of any such additional Capital Contributions, and such additional Capital Contributions shall not dilute or reduce the Proportionate Interest of Hebei Limited Partner.  The amounts so contributed by Alderon shall be credited to the Capital Account of Alderon.

(b)
In the event that Alderon fails to make any additional Capital Contributions under this Section 7.6 then Hebei Limited Partner may, without obligation, make such Capital Contributions in the place of Alderon.  Any amounts so contributed by Hebei Limited Partner shall be credited to the Capital Account of Hebei Limited Partner.

7.7	Procedures for Capital Contribution and Cash Calls.

(a)
The Managing General Partner shall set out in detail in each Call for Contribution: (i) the use of such called Capital Contribution including anticipated capital expenditures, cash flow deficiencies related to the Kami Project and any expenses to be paid with such Capital Contribution; and (ii) the date on which each Limited Partner and General Partner shall make its Capital Contribution, such date to be at least thirty (30) days following delivery of such Call for Contribution in accordance with Article 20 hereof. The Managing General Partner may only deliver a Call for Contribution to satisfy obligations incurred by the Partnership under an Approved Annual Budget and Work Plan or pursuant to budget overruns, program changes or emergency or unexpected expenditures contemplated by the Management Agreement.

(b)
Subject to Section 7.8, the obligation of each Limited Partner and General Partner to contribute its Capital Contribution pursuant to a Call for Contribution made and delivered in accordance with the terms hereof is irrevocable; and

(c)
All payments of Capital Contributions shall be made by way of a cheque drawn on a Canadian bank or wire transfer, if required by law, in funds that are immediately available, and shall be paid to the order of the Partnership, or in such other form and in such other manner as the Managing General Partner shall set forth in a Call for Contribution.

7.8	Calls in Connection with Expansion

Notwithstanding anything else in this Article 7, Hebei Limited Partner may elect, but shall not be required, to make any Capital Contributions in connection with Calls for Contribution for capital expenditures in respect of the expansion of the production capacity of the Kami Project by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate provided that, if Hebei Limited Partner elects not to make such Capital Contributions, its Proportionate Interest shall be diluted in accordance with Section 8.3(b). Notwithstanding the foregoing, during the period following  dilution of Hebei Limited Partner’s Interest as set out above and prior to Expanded Commercial Production, for the purpose of distributions to Partners as set out in Article 13, Hebei Limited Partner’s Proportionate Interest shall be deemed to be its Proportionate Interest immediately prior to dilution in respect of distributions of income attributed to the sale of iron ore concentrate in any Fiscal Year up to a maximum of 8 million MT per Fiscal Year. Any remaining income of the Partnership during that period shall be distributed in accordance with Hebei Limited Partner’s diluted Proportionate Interest provided that Hebei Limited Partner’s deemed Proportionate Interest may be reduced during such period for actual dilution that occurs other than because of Hebei Limited Partner’s election not to contribute to the expansion of the Kami Project by a minimum of 4 million MT of iron ore production capacity greater than 8 million MT per annum. If the Managing General Partner arranges for Additional Project Financing to fund all capital expenditures required to complete the expansion of the Kami Project to increase production capacity above 8 million MT per annum by a minimum of 4 million MT of iron ore production capacity per annum, Hebei Limited Partnership’s Proportionate Interest shall not be diluted provided that it makes Capital Contributions pursuant to Calls for Contribution as required to fund the cost and servicing of any such Additional Project Financing.

ARTICLE 8
DEFAULT IN PAYMENT

8.1	Notice of Default and Accelerated Payment.

If any portion of a Capital Contribution under Sections 7.5 or 7.6 that has become payable by a Limited Partner and/or a General Partner remains unpaid, then (in addition to what is provided for, inter alia, in Article 8 and Sections 13.3 and 16.9) all unpaid amounts shall become immediately due and payable and shall bear interest at the rate set forth in Section 8.6.

8.2	Default on Cash Calls.

In the event that (a) a Limited Partner and/or a General Partner is in default of meeting a cash call obligation under Section 7.5 (including for the purpose of making capital expenditures to fund the expansion of the Kami Project to a production capacity by a minimum of 4 million MT of iron ore concentrate per annum greater than 8 million MT per annum) and the other Limited Partner or General Partner, as the case may be, is in compliance with its obligations under Section 7.5; or (b) in the event that Alderon is in default of meeting a cash call obligation under Section 7.6, then, in the case of (a) and (b), the Proportionate Interests of the  Limited Partners and General Partners, will be adjusted effective as of such date (the “Diluting Date”) in accordance with Section 8.3.

8.3	Adjustment of Proportionate Interests.

(a)
For the purposes of calculating the necessary adjustment to the respective Proportionate Interests, the initial deemed Capital Contribution of Alderon shall be $360,000,000 and the initial deemed Capital Contribution of Hebei Limited Partner shall be $120,000,000.

(b)
In the event of dilution of a Proportionate Interest pursuant to Section 8.2, the Proportionate Interest of each of the Partners (not including the Managing Limited Partner for the purposes of this Section) shall be recalculated using the following formula:

Proportionate Interest = a/(a+b) x 100%
where;

a = the Capital Contribution of the particular Partner, (including the deemed Capital Contribution pursuant to Section 8.3(a)), made up to and including the Diluting Date; and

b = Capital Contributions to the Partnership made by the other Partner, (including the deemed Capital Contribution pursuant to Section 8.3(a)), made up to and including the Diluting Date, and excluding, in the case of Alderon, any additional Capital Contributions made by it pursuant to Section 7.6.

(c)
The Managing General Partner shall cause to be issued to the non-defaulting Partner such additional number of Units (and shares of the Managing General Partner) as necessary to bring the Proportionate Interest of the Partners into conformity with the dilution effect on the defaulting Partner in accordance with the calculations under Section 8.3(a).

8.4	Failure to Provide Notice.

The failure to give notice of default to a Limited Partner or a General Partner, or a delay in doing so, shall not affect the obligation of such Limited Partner or General Partner, as the case may be, to pay any amounts duly owing, or any instalment in respect thereof.

8.5	Temporary Suspension of Transfers.

A defaulting Partner, pursuant to Section 7.5 or 7.6 may only Transfer any Units registered in the name of such Partner after payment in full of any overdue amounts, including interest accrued thereon.

8.6	Interest on the Overdue Portion of the Subscription Price.

A Limited Partner or General Partner that has not made a Capital Contribution in accordance with the terms hereof, shall also be liable for the payment of interest on any unpaid amounts, calculated as of the date such Capital Contribution was due up to and including the date of payment, at an annual rate equal to the Prime Rate in effect plus five percent (5%).

8.7	Payment from Distribution.

The Partnership shall be entitled to withhold and deduct from any distribution payable to a Limited Partner or a General Partner, the amount owing by such Limited Partner or General Partner to the Partnership in respect of any unpaid portion of any amounts owing in respect of a Call for Contributions pursuant to Sections 7.5 or 7.6, as well as the interest accrued thereon and all costs incurred by the Partnership to recover such overdue amounts.

8.8	Application of Distribution.

All amounts withheld from distributions as described in Section 8.7 shall be applied by the Partnership on behalf of the Limited Partner or the General Partner, as the case may be, first, to pay the costs incurred by the Partnership in order to recover such costs, second, to pay the interest provided for in Section 8.6 and, third, to pay the unpaid portion of the amounts due.

ARTICLE 9

UNIT CERTIFICATES

9.1	Certificates.

The Partnership shall issue Certificates evidencing ownership of the Units; the Managing General Partner shall determine the form of the Certificates from time to time.

9.2	Signature of the Certificates.

All Certificates shall be signed by at least one senior executive or director of the Managing General Partner.

9.3	Delivery of Certificates.

A Certificate may be sent by postage-paid mail or delivered to a Limited Partner or General Partner, and neither the Managing General Partner nor the Partnership shall be liable for any loss suffered by a Limited Partner or General Partner as a result of the loss of a Certificate subsequent to the sending thereof.

9.4	Lost Certificates.

If a Partner indicates that a Certificate representing one or more Units registered in its name is damaged, or has been lost, destroyed or stolen, the Managing General Partner shall have a new Certificate issued to replace the damaged or missing Certificate if the holder:

(a)	delivers the damaged Certificate to the Managing General Partner or the Registrar, as the case may be; or

(b)	delivers to the Managing General Partner or to the Registrar, as the case may be:

(i)	a certificate establishing the loss, destruction or theft of the Certificate and the Partner’s entitlement thereto; and

(i)
an indemnification deemed satisfactory by the Managing General Partner, in order to indemnify the Registrar, the Managing General Partner and the Partnership and hold them harmless against all costs, damages, liabilities, losses or expenses suffered or incurred in respect of the issuance of the new Certificate; and

(c)	fulfills all other requirements reasonably imposed by the Managing General Partner or the Registrar.

ARTICLE 10
REGISTRATION AND TRANSFER OF UNITS

10.1	Maintenance of Register.

The Managing General Partner shall be entitled to act as Registrar in respect of the Units, or it shall be entitled to retain the services of another competent Person in order to act in such capacity, in accordance with the terms and conditions and for the remuneration deemed appropriate by the Managing General Partner.  In the latter case, the powers of the Managing General Partner as regards the maintenance of the Register and the transfer of Units shall be exercised by such Person.

10.2	Rules Regarding the Register.

The Managing General Partner shall establish the rules and regulations it deems necessary or desirable in respect of the maintenance of the Register or the services to be provided by the Registrar, including their form and content, the establishment of the record date for the sending of notices and for the payment of distributions, subject to the provisions hereof, and the documents necessary for the registration of a transfer of a Unit.

10.3	Replacement of the Registrar.

The Managing General Partner shall be entitled, from time to time, to terminate the services of the Registrar and replace it with another transfer agent and registrar.

10.4	Duties of the Registrar.

The Registrar shall be responsible for maintaining the register of the Partners, registering the issuance and transfer of Units and fulfilling any other formalities provided for herein and those relating to the registration of the Partnership and the maintenance of the Register, as agreed between the Registrar and the Managing General Partner.

10.5	Transfer of Units.

A Partner (the “Transferor”) shall be entitled to Transfer all or part of the Units it holds to an Affiliated Body Corporate (a “Permitted Transferee”), provided the Partner: (i) remains the beneficial owner of more than fifty percent (50%) of the voting rights of such Affiliated Body Corporate, (ii) Controls such Affiliated Body Corporate within the meaning of the Securities Act, (iii) remains bound by and liable for the fulfillment of the terms of this Agreement and (iv) ensures that the Affiliated Body Corporate to which the assignment or transfer has been made becomes bound by and fulfils all of the provisions of this Agreement, and (v) the transferee is a “taxable Canadian corporation” as defined by the Tax Act.  If the Permitted Transferee ceases to meet the qualifications set out above, the Units Transferred to the Permitted Transferee shall be automatically re-assigned to the Transferor and the Managing General Partner is hereby authorized to take such steps as may be required in order to effect and register such re-assignment.

10.6	No Other Transfers.

A Partner shall not Transfer any interest or right in or to the Units (save as provided for in Section 10.5, or after complying with Section 10.7), without having obtained the prior written consent of all the other Partners (not including the Managing General Partner).  Notwithstanding the foregoing:

(a)	no Partner may Transfer its Units before the Substantial Completion Date;

(b)
a Partner may Transfer all or part of its Units, without the consent of the other Partners, for the sole and exclusive purpose of providing security in connection with obtaining financing related to the Kami Project from a bona fide arm’s length third party lender, including security in connection with obtaining financing to meet its obligations pursuant to a Call for Contributions; and

(c)
no Transfer occurs or is deemed to have occurred for the purposes of this Agreement, and the provisions of Section 10.7 will not apply, in the event of a Change of Control of a Partner which is a publicly listed entity.

10.7	Right of First Refusal.

(a)
Following the Substantial Completion Date, in the event that any Partner (the “Offeror”) desires to transfer to any Person all or any of its Units (the “Offered Interest”), it shall first have received a bona fide written offer (the “Third Party Offer”) from an arm’s length third party (the “Initial Offering Party”) which Offer shall state  the price  and all other terms and conditions upon which such transfer is to be completed and the Offeror shall forthwith deliver a copy of the Third Party Offer to the other Partners (not including the Managing General Partner, the “Offerees”), together with such Offeror’s own offer (the “Offer”) to sell all but not less than all of such Offered Interest to the Offerees on the same terms and conditions as the Third Party Offer.  The Offerees shall have thirty (30) days from the date that the Offerees receive the Offer to notify the Offeror whether any of them individually or collectively, as the case may be, elects to acquire all but not less than all of the Offered Interest at the price and on the terms and conditions set forth in the Offer.  In the event that more than one Offeree, if applicable, notifies the Offeror they have elected to acquire the Offered Interest, the Offeror shall sell the Offered Interest to the Offerees in accordance with their Proportionate Interests or as they may otherwise direct in writing at such time.  If any Offeree, if applicable, does so elect, the transfer to such Offeree shall be consummated within sixty (60) days after notice of such election is delivered to the Offeror by the Offerees.  If the Offerees fail to so elect within the thirty (30) day period provided for in this section, the Offeror shall have sixty (60) days following the expiration of such period to consummate the transfer to the Initial Offering Party at a price and on terms no less favourable than those offered in the Offer.  If the Offeror fails to consummate the transfer to such Initial Offering Party within such sixty (60) day period set forth in this section, the right of first refusal herein contained shall be deemed to be revived and any subsequent proposal by the Offeror to transfer all or any of its Units to any Person shall be subject to and conducted in accordance with the procedures set forth in this Section 10.7.  All other terms of this Article 10 apply to any transfers pursuant to this Section 10.7.

(b)
The right of first refusal set out in Section 10.7(a) above shall not apply to any Transfer of Units by a Partner to an Affiliated Body Corporate of such Partner in accordance with the terms of this Agreement.

10.8	Requirements in Respect of Transfers.

(a)	No assignee (the “Assignee”) shall be registered as a Limited Partner or General Partner unless:

(i)
the Partner assigning the Units (the “Assignor”) has delivered to the Managing General Partner or to the Registrar, as the case may be, the Certificate representing the Units, duly endorsed for the transfer;

(ii)
the Assignor has delivered to the Managing General Partner or to the Registrar, as the case may be, such resolution or certificate as the Managing General Partner or the Registrar may reasonably require;

(iii)	as regards any Unit for which any payment with respect to the Subscription Price is overdue, such amount has been fully paid together with the interest accrued thereon;

(iv)	the Assignee shall have agreed in writing to be bound by the terms and conditions of this Agreement and the Shareholders Agreement;

(v)	the Units are transferred (i) to a Person that is not a “non-resident” of Canada within the meaning of the Tax Act;

(vi)	the Assignee represents and warrants that it is a resident of Canada for the purposes of the Tax Act, and covenants that it will remain a resident of Canada for the purposes of the Tax Act; and

(vii)
in the case of a Transfer by an Assignee to an Affiliated Body Corporate, the Assignor and if applicable Hebei has delivered a guarantee of the obligations of the Assignee in the form set out as Schedule 22.1.

(b)	Any Transfer by a Partner shall be subject to the following limitations:

(i)	no Limited Partner or General Partner, as the case may be, shall Transfer any interest in this Agreement, except in conjunction with the Transfer of part or all of its Units;

(ii)
no Limited Partner or General Partner, without the consent of the other Partners (not including the Managing General Partner), shall make a Transfer that shall violate any Applicable Law, or result in a breach or the cancellation of any permit, license, or other similar authorization;

(iii)
no Transfer permitted by this Article 10 shall relieve the transferring Partner of its share of any liability, whether accruing before or after such Transfer, which arises out of operations of the Partnership conducted prior to such Transfer or exists as of the date of the Transfer;

(iv)
in the event of a Transfer of less than all of a Partner’s Units to an Affiliate, the transferring Partner and such Affiliated Body Corporate shall act and be treated as one Limited Partner or General Partner, as applicable, for the purposes hereof, provided however, that in order for such Transfer to be effective, the transferring Partner must first:

A.	agree, as between themselves, that one of them is authorized to act as the sole agent (“Agent”) on their behalf with respect to all matters pertaining to this Agreement; and

B.	notify the Managing General Partner of the designation of the Agent, and in such notice warrant and represent to the Managing General Partner that:

(I)	the Agent has the sole authority to act on behalf of, and to bind, the Partner and its Affiliated Body Corporate with respect to all matters pertaining to this Agreement;

(II)
the other parties to this Agreement may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the Partner and its Affiliated Body Corporate; and

(III)
all decisions of, notices and other communications from, and failures to respond by, the other parties to this Agreement to the Agent shall be deemed to have been given (or not given) to the transferring Partner and its Affiliated Body Corporate.

10.9	Transfer Form.

The transfer form shall:

(a)	be essentially in the form that appears on the Certificate or in such other form as may be approved by the Managing General Partner;

(b)	be signed by the Assignor; and

(c)	bear the Assignor’s signature sworn before a commissioner of oaths, a lawyer or a notary.

10.10	Presumed Consent.

Where an Assignee is entitled to become a Limited Partner or General Partner, as applicable, pursuant to the provisions hereof, all of the Partners shall be deemed to have consented to the Assignee’s admission into the Partnership, as a Limited Partner or General Partner, as applicable, without need for any further formality on their part.

10.11	Registration of the Transfer.

The Managing General Partner or the Registrar, as the case may be, shall record the transfer, and the Managing General Partner shall amend the Register or cause such Register to be amended, and it shall fulfil all of the formalities and file and register all of the documents required by law in respect of such transfer.

10.12	Effective Date of Transfer.

A transfer shall take effect as regards the Partnership only from the date on which the Managing General Partner or the Registrar, as the case may be, shall have recorded the transfer in the Register.  The Assignee shall then become a Limited Partner or General Partner, as applicable.  No transfer of Units shall be accepted by the Managing General Partner or the Registrar, as the case may be, more than fifteen (15) days after the notice of dissolution provided for in Article 18 has been sent.  One or more new Certificates for the transferred Units shall be issued.  An Assignee of Units shall automatically be bound by and subject to this Agreement, without being required to sign any additional documents, but shall not benefit therefrom before it has paid the reasonable costs of the transfer of Units, if any (as same may be determined by the Managing General Partner from time to time).

10.13	Return of Cheques.

As regards to the transfer of a Unit for which the Subscription Price has not fully become due, the Managing General Partner or the Registrar, as the case may be, shall return to the Assignor, as soon as the transfer has taken effect, any cheques or the appropriate divisible portion thereof that were forwarded by the Assignor to the Managing General Partner or the Registrar in respect of a future payment of the unpaid portion of the Subscription Price.

10.14	Bankruptcy.

When a Person is entitled to a Unit following the bankruptcy of a Partner, or otherwise by law, such entitlement shall not be recognized and the name of this Person shall not be recorded in the Register until such Person has complied with the requirements of Sections 10.5, 10.7, 10.8 and 10.9 and has:

(a)	provided the Managing General Partner or the Registrar with satisfactory evidence of its entitlement; and

(b)	delivered to the Managing General Partner or the Registrar all other evidence, approvals and consents in respect of such entitlement as the Managing General Partner or the Registrar may require.

10.15	Right to Consult the Register.

The Partners or their agents duly appointed in writing, shall be entitled to consult the Register and take extracts thereof during normal business hours, and a Partner or its duly appointed agent may obtain a copy of the Register within five days of the filing of its written request to such effect with the Managing General Partner.

10.16	No Obligation to Ensure the Execution of a Trust.

Neither the Registrar nor the Managing General Partner shall be required to ensure the execution of a trust (whether express, implicit or tacit), a charge, a hypothec or any other right to which a Unit or any interest therein may be subject; nor shall they be required to carry out any verification or inquiry to determine whether a sale or transfer of a Unit or any interest therein by a Partner or by its authorized representative is permitted pursuant to any such trust, charge, hypothec or other right; nor shall they be required to recognize any Person, other than the Partner recorded in the Register, as having any interest or ownership rights in a Unit.

10.17	Removal of Ineligible Partners.

If at any time, a Unit is held by a Person who, in the opinion of the Managing General Partner, is a “non-resident” of Canada within the meaning of the Tax Act, the Managing General Partner shall be entitled to give a written notice to such Person requiring that it alienate all of the Units it holds to a person who is a “resident” of Canada within the meaning of the Tax Act, within ninety (90) days after the notice, unless the Managing General Partner is satisfied, based upon the opinion of its counsel, that the holding of Units by such “non-Canadian” or a “non-resident”, as the case may be, will not have a materially adverse effect on the Limited Partners or the Partnership.

10.18	Notice to Ineligible Partners.

The notice provided for in Section 10.17 shall be given by pre-paid registered mail or by personal service upon the Person concerned.

10.19	Failure to Comply with a Notice.

If the Units contemplated in a notice sent pursuant to Section 10.17 have not been alienated within the stipulated period, the Managing General Partner shall be entitled, at any time thereafter, to act in the name of the Partner who holds the Units in order to alienate them by private or public sale.  To such end, the Managing General Partner is appointed as the irrevocable mandatary of such Partner with authority in its name, place and stead to prepare, sign, verify, produce, file and publish all documents, deeds, certificates, reports and notices that may be necessary to enable the Managing General Partner to properly alienate the Units in the aforementioned manner.  All such documents, deeds, certificates, reports and notices shall be in such form as the Managing General Partner shall determine to be appropriate upon the advice of the Partnership’s legal counsel.  Furthermore, each Limited Partner and General Partner authorizes the Managing General Partner to take any further steps which it may deem necessary or desirable in respect of any of the aforementioned matters, the whole as if the Limited Partner or General Partner, as the case may be, had taken such steps itself, and each Limited Partner and General Partner hereby ratifies and confirms all the steps which the Managing General Partner will itself take or cause others to take in accordance with this Article.

10.20	Obligations of the Managing General Partner.

When alienating Units pursuant to Section 10.19, the Managing General Partner shall act in good faith.  Upon such alienation, the Partner shall, as a result thereof, be dispossessed of all its interest in the Units and shall be entitled to receive only the net proceeds of the alienation, after all taxes and levies thereon, all reasonable administration costs and all reasonable costs relating to the alienation of such Units by the Managing General Partner have been deducted, subject to its right to receive payment of any declared but unpaid distribution owing to it.

10.21	Proceeds Held in Trust.

The proceeds of alienation of a Unit pursuant to Section 10.19 shall be deposited in a special account in a bank or trust company empowered to carry on activities in Canada, and such deposited proceeds shall constitute a trust fund entrusted to the Managing General Partner for the benefit of the Person entitled to the proceeds of the alienation.  The reasonable administration costs in respect of such trust fund may be deducted from the fund itself and any income resulting therefrom.  The Managing General Partner shall invest the trust fund in the manner it shall deem reasonable in the circumstances, and the trust fund shall be payable to the Partner upon presentation of the Certificate evidencing the Units alienated pursuant to Section 10.19.

ARTICLE 11
CAPITAL ACCOUNTS

11.1	Capital Account.

A separate capital account shall be created and maintained by the Managing General Partner for each Partner (each, a “Capital Account”).

11.2	Separate Capital Accounts.

The Managing General Partner shall on receipt of an amount in respect of the Capital Contribution of a Partner, credit the capital account of such Partner with such amount.  The Managing General Partner shall also credit to the capital account of each Partner the amount of all income and gains of the Partnership allocated to such Partner and shall debit the capital account of such Partner with the amount of all losses of the Partnership allocated to such Partner and the amount of any funds distributed from time to time by the Partnership to the Partner.  The interest of a Partner shall not terminate by reason of there being a negative or nil balance in the Partner’s capital account.  No Limited Partner shall be responsible for any losses of any other Partner, nor share in the income or, if applicable, allocation of tax deductible expenses attributable to any other Partner.

11.3	No Right of Ownership.

For greater certainty, the Capital Accounts created and kept for each Partner pursuant hereto shall serve only for accounting purposes and shall not confer any right of ownership whatsoever upon the Partner concerned as regards any amount which may be credited to said accounts.  The distributions made to the Partners shall be based not on the balances in their respective Capital Accounts but rather on the provisions set out in Article 13.

11.4	Interest.

No interest shall be payable in respect of any Capital Account.  Subject to Section 13.4 and any other provision of this Agreement relating to a default by a Partner or to a Subscription made after the date of this Agreement, no Partner shall be obliged to pay interest to the Partnership.

ARTICLE 12
ALLOCATIONS OF NET INCOME AND LOSS
FOR TAX PURPOSES

12.1	Partnership Net Income (Loss).

The Net Income (Loss) of the Partnership for each Fiscal Year shall be determined in accordance with IFRS.

12.2	Allocations of Net Income.

During each of the Partnership’s Fiscal Years and upon the dissolution of the Partnership pursuant to the provisions of Article 18, the Net Income (Loss) of the Partnership for each Fiscal Year shall be allocated to the Partners as to 99.999% amongst the Limited Partners and General Partners on a pro rata basis in accordance with distributions received by the Partners in respect of such Fiscal Year as provided in Section 13.1 and 0.001% shall be allocated to the Managing General Partner.  In so allocating the Net Income (Loss), the Managing General Partner shall act reasonably and fairly, taking into account the amount and timing of actual and anticipated distributions to each of the Partners, with a view to ensuring that, over the Term of the Partnership, each Partner is allocated a portion of the Partnership’s Net Income that substantially corresponds to the Net Income that is distributed to that Partner.

12.3	Computation of Income or Loss for Tax Purposes.

The Managing General Partner shall have the right, in computing the income or loss of the Partnership for tax purposes, to adopt a different method of accounting than required by Section 12.1, to adopt different treatments of particular items and to make and revoke elections on behalf of the Partnership and the Partners as the Managing General Partner may deem in the best interests of the Partners.  In respect of any Fiscal Year, the Managing General Partner intends to claim the maximum capital cost allowances in respect of depreciable property of the Partnership, the maximum amount of other deductions and maximum reserves as permitted under the Tax Act, provided that the Managing General Partner may claim less than the maximum in any Fiscal Year if it considers that to do so would be in the best interests of the Limited Partners and the General Partners.

12.4	Allocation of Income or Loss or Resource Deduction for Tax Purposes.

The income or loss of the Partnership for the whole of a Fiscal Year for the purpose of the Tax Act shall be allocated among the Partners as of the times and in the proportions set out in Sections 12.2 and 13.1.  Resource related deductions in subdivision e of part I of the Tax Act , such as Canadian development expense and Canadian exploration expense, shall be allocated to the Partners in the proportions set out in Section 12.2.  In the event of a disposition of the Kami Project by the Partnership, all income and/or gain (for the purposes of the Tax Act),(including for greater certainty any proceeds that will reduce "Canadian development expense" (as defined in the Tax Act) of Alderon, in respect of such disposition, to the extent realized solely as a result of the election under subsection 97(2) of the Tax Act described in Section 3.10, shall be allocated solely to Alderon for the purposes of the Tax Act (and any corresponding provisions of any applicable provincial legislation). For greater certainty, the amount of income/gain allocated to Alderon pursuant to this paragraph will not exceed the fair market value of the Kami Project  in respect of which such election was made,  as determined at the time of transfer of the Kami Project to the Partnership. any additional income/gains shall be allocated amongst the partners in accordance with this Section 12.4.

12.5	Tax Returns.

Each Partner shall prepare and file such returns as may be required under the Tax Act and shall include in its computation of its income the income or loss of the Partnership for tax purposes as allocated to it pursuant to this Agreement for the relevant time period.

ARTICLE 13
DISTRIBUTIONS

13.1	Annual Distribution.

For each of the Partnership’s Fiscal Years, other than the last Fiscal Year, if the Net Income for the year is positive, the amount of such Net Income less any amounts determined and set aside by the Managing General Partner in order to cover anticipated capital and current expenses, liabilities, contingencies and cash flow requirements of the Partnership, shall be distributed to the Partners within twenty (20) days following delivery to the Partners of the annual financial statements of the Partnership for the Fiscal Year, such distribution to be made as follows and in the following priority:

(i)	[confidential distribution provision];

(ii)
then as to 99.999% of the balance of the Net Income available for distribution, among the Limited Partners and General Partners in accordance with their respective Proportionate Interests and where a Partner’s Proportionate Interest has changed during a Fiscal Year, such Partner’s Proportionate Interest for the purpose of distributions for such Fiscal Year shall be weighted in accordance with the portion of the Fiscal Year for which the applicable Proportionate Interest was effective; and

(iii)	as to 0.001% of the balance of the Net Income available for distribution, to the Managing General Partner.

For greater certainty, a distribution made pursuant to this Section 13.1 shall be deemed to be made in respect of the immediately prior Fiscal Year for the purposes of Section 12.2.  [confidential distribution provision];

13.2	[confidential distribution provision];

13.3	Amounts Owing by a Limited Partner.

No portion of any distribution shall be paid pursuant to Section 13.1 to a Limited Partner or  General Partner who, at the time of the distribution, owes an amount which has become payable to the Partnership pursuant to Sections 7.5 or 7.6.  In such a case, the provisions of Article 8 shall apply.

13.4	Overdistribution.

If, after a review carried out by the Auditors, it appears that a Partner has received a distribution of amounts exceeding its entitlement (except for amounts distributed in accordance with Section 13.2), upon notice given by the Managing General Partner, this Partner shall immediately reimburse the excess amount to the Partnership.  If the amount is not reimbursed within twenty (20) Business Days from the date of the notice, it shall bear interest at a rate of five percent (5%) over the Prime Rate in effect until it is fully paid, and the Partnership shall be entitled to allocate any subsequent distributions payable to the Partner pursuant hereto to the reimbursement of the amounts, in principal and interest, owing to the Partnership by such Partner.

13.5	Limited Partner’s Receipt.

The receipt given by a Partner, its duly authorized attorney or the Person appointed by it pursuant to irrevocable written instructions to receive any money, securities or other property payable, issuable or deliverable with respect to said Partner shall constitute a valid discharge therefor.

13.6	Distribution in Excess of Adjusted Cost Base

If a Partner would otherwise receive a distribution hereunder in excess of the adjusted cost base (as defined by the Tax Act) of its Units at the time of the distribution, the amount of such prospective excess distribution shall not be distributed to such Partner at such time but shall be distributed at the earlier of (i) such time as the distribution would not exceed the adjusted cost base, (ii) the dissolution of the Partnership, and (iii) within ten Business Days of the Fiscal Year following the year the distribution would otherwise be made.  Any amount not distributed to the Partner pursuant to the preceding sentence shall be loaned to the particular Partner without interest, which loan shall be payable at the time the amount is distributed.  For the purposes of the allocations provided in Section 13.1, any such loan shall be deemed to be a distribution.

13.7	Other Withdrawal or Distribution.

No Partner shall be entitled to withdraw any amount or to receive any distribution from the Partnership, whether as income, as to each Limited Partner and General Partner on the basis of each Limited Partner and General Partner’s Proportionate Interest, other than in accordance with this Agreement.

13.8	Final Distribution.

Within sixty (60) days following the last Fiscal Year, a final distribution of the Partnership’s available funds shall be made as follows:

(a)	first, the Partnership shall recover the amount of any overdistribution, if any, made to the Partner as provided for in Section 13.4;

(b)
second, subject to amounts determined and set aside in order to cover anticipated outstanding expenses, liabilities and contingencies, including mine reclamation or rehabilitation expenses, liabilities or contingencies, the Partnership shall then distribute to each Partner the Capital Account of each such Partner to the total of the balances of all the Capital Accounts of all of the Partners, until the Capital Accounts of all the Partners have been fully distributed; provided that in no event shall Hebei Limited Partner be entitled to receive in respect of any distribution of amounts on account of the Capital Accounts more than its aggregate capital actually contributed by Hebei Limited Partner during the term of the Partnership; and

(c)
third, should there remain any available funds and/or other assets after the repayment of all contributions, including contributions other than cash, the balance shall be distributed to Alderon and Hebei Limited Partner in accordance with their Proportionate Interests.

ARTICLE 14
MANAGEMENT OF THE PARTNERSHIP

14.1	Rights of the Managing General Partner.

The Managing General Partner shall have all the rights and powers of a general partner and such rights and powers as otherwise conferred by law, the whole subject to the provisions of this Agreement.  It shall have the authority to direct the affairs of the Partnership and shall have full power and authority to administer, manage, control and operate the affairs of the Partnership and to bind it, and, save as otherwise provided for in this Agreement, it shall have full power and authority, for and on behalf of the Partnership, to perform all acts, take all steps, make all decisions and execute and deliver all documents, agreements and instruments which may be necessary or incidental to the business of the Partnership.

14.2	Powers of the Managing General Partner.

Subject to the terms and conditions of this Agreement (including but not limited to Section 16.25), but without limiting the generality of Section 14.1, the Managing General Partner shall be entitled to exercise the following powers:

(a)	the Managing General Partner shall have full power and authority, for and on behalf of the Partnership:

(i)	to enter into and execute all agreements relating to the business of the Partnership including, without limitation, the Management Agreement, the Off Take Agreement and the Sub-Agreements;

(ii)	to provide for the proper management of the Partnership;

(iii)	to collect all amounts owing to the Partnership;

(iv)	to prepare annual business plans and budgets for the Partnership, and quarterly updates thereof;

(v)
to borrow money for and on behalf of the business of the Partnership to guarantee the payment of sums borrowed by it, by means of a mortgage, charge, hypothec or security interest on the assets of the Partnership, or by any other form of guarantee permitted by law which the Managing General Partner deems appropriate;

(vi)	to retain the services of such legal counsel, experts, advisors or consultants as it deems appropriate, and to rely on the advice of such persons;

(vii)	to open and manage any bank account in the name of the Partnership;

(viii)	to pay all Fees and Expenses of the Partnership;

(ix)	to make cash calls in accordance with the provisions of this Agreement;

(x)
to institute any legal proceedings or procedures in respect of the Partnership, its assets and its activities, to assume the defence of the Partnership in any legal proceedings or procedure instituted against it, and to settle any such legal proceedings or procedure;

(xi)	to file with any entity, any petition or procedure that is useful or necessary for the operation of the business of the Partnership;

(xii)	to change the business name of the Partnership;

(xiii)	to sign, in the name of the Partnership, any agreement pursuant to which a Person may assign or transfer business activities or assets to the Partnership;

(xiv)	to the extent permitted by this Agreement, to establish the amount and the date of any distribution made by the Partnership;

(xv)	to appoint and remove mandataries and to grant or withdraw powers of attorney;

(xvi)	to file the Declarations and to fulfill any other formalities necessary to preserve the Partnership’s status as a limited partnership in the appropriate jurisdictions;

(xvii)	to file the reports required by any Governmental Authority;

(xviii)	to enter into any forward exchange contract, interest-rate swap contract, currency swap contract or other contract of a financial nature in the ordinary course of the business of the Partnership;

(xix)
to accomplish all things which are necessary or incidental to the ordinary course of the business of the Partnership or as otherwise approved by the board of directors of the Managing General Partner; and

(xx)
with respect to the interest of each Partner in the Partnership, to make, in the name of and on behalf of each such Partner, any election, determination or designation under income tax laws of Canada or of any province or jurisdiction.

(b)
The Managing General Partner shall have full power and authority, for and on behalf of the Partnership, to the extent necessary funds are made available to it pursuant to the terms and conditions hereof, on behalf of the Partnership:

(i)	to acquire properties, land and rights which may be useful in connection with the exploration, development and operation of the Kami Project;

(ii)	to explore lands included in properties related to the Kami Project;

(iii)
to carry out experiments and studies designed to develop efficient and practicable methods for producing ore from the iron ore or iron-bearing materials available in properties related to the Kami Project and therefrom producing iron ore concentrates;

(iv)	to locate, open, develop and operate iron ore mines on properties related to the Kami Project;

(v)	to produce iron ore concentrates from crude ore mined from on properties related to the Kami Project;

(vi)	to stockpile and transport crude ore and iron ore concentrates;

(vii)	to maintain and protect properties related to the Kami Project and the interests of the Partnership therein;

(viii)	to protect the interests of the Partnership in connection with the valuation by public authorities for tax purposes of properties included in the properties related to the Kami Project;

(ix)	to prepare and file with Governmental Authorities all tax and other reports required by law pertaining to the Kami Project (except returns for taxes on or measured by income);

(x)	to disburse funds for all taxes, other than taxes on or measured by income, imposed on the Partnership by virtue of their conduct of the Kami Project;

(xi)
to secure adequate and reasonable insurance covering insurable risks of the Partnership with respect to the Kami Project, including risks growing out of personal injuries to or deaths of employees, risks of war damage (if and to the extent available) and other risks ordinarily insured against in similar operations and adjust losses and claims pertaining to or arising out of such insurance;

(xii)
to comply with all laws applicable to the Partnership by virtue of the construction and operation of the Kami Project, including particularly laws relating to safety requirements, working conditions and compensation and benefits to employees;

(xiii)	to obtain (i) competent superintendents, engineers and labour and (ii) materials, supplies and equipment, all as required for the conduct of the Kami Project;

(xiv)	to sample and analyze crude ore and iron ore concentrates produced by the Partnership pursuant to the terms and conditions hereof;

(xv)
to make all reports and disburse funds for all payments required under the Mining Claims, Permits, Facilities Easements, the Management Agreement, the Off Take Agreement and other agreements pursuant to which the Kami Project is to be conducted;

(xvi)	to keep full and accurate accounts of all business transactions entered into on behalf of the Partnership;

(xvii)	to make arrangements for shipment or transportation of iron ore concentrates produced in connection with the Kami Project;

(xviii)
to purchase such materials, supplies, equipment and services as may be required in connection with the construction and operation of the Kami Project and enter into such contracts as may be necessary in connection therewith;

(xix)	to sell or dispose of any tools, equipment, supplies and facilities included in the properties related to the Kami Project that may be worn out, obsolete or no longer useful; and

(xx)
to do all such acts and things and conduct all such operations as may be necessary or advisable to complete constructions of the Kami Project, to ensure efficient and economical operations of the Kami Project, the mining of crude ore, the production of iron ore concentrates, and the conduct of the business of the Partnership with respect to, and the protection of their rights and interests in, the Kami Project.

(c)
The Managing General Partner shall have full power and authority, for and on behalf of the Partnership to conduct the general organization and planning of all engineering and construction work in connection with Kami Project (including construction of the facilities) including, without limitation:

(i)	general analysis of such work into appropriate parts for engineering and construction;

(ii)	selection of engineering firms and construction firms to perform work on each part;

(iii)	coordination and scheduling of engineering and construction firms to perform work on each part;

(iv)	either with its own forces or with the assistance of contractors, all purchasing and expediting;

(v)	coordination and supervision of design to assure the construction of a balanced mining, production, treatment, transportation and harbour unit;

(vi)	administration of all matters pertaining to labour relations, salaries., wages, working conditions, hours of work, safety, recruiting, housing, etc.;

(vii)	compliance with the provisions of the Impact and Benefits Agreement; and

(viii)	all accounting and disbursing services.

14.3	Compliance with Agreements.

The Managing General Partner shall comply with and shall cause the Partnership and the Manager to comply with, the terms and conditions of, the Mining Claims, the Facilities Easements, the Management Agreement, the Off Take Agreement, and all other agreements pursuant to which the Kami Project is to be conducted.

14.4	Apparent Authority of the Managing General Partner.

(a)
No Person dealing with the Partnership shall be required to verify the power of the Managing General Partner to carry out any acts, take any steps, make any decisions or execute and deliver any deeds, agreements or documents in the name of the Partnership.

(b)
The Managing General Partner shall have the power to make on behalf of the Partnership and on behalf of each other Partner, in respect of any Partner’s interest in the Partnership, and on behalf of any other person who has delegated such power to the Managing General Partner any and all elections, determinations or designations under the Tax Act or any other taxation or other legislation or laws of like import of Canada or of any province or jurisdiction.  The Managing General Partner shall file, on behalf of the Partners, any information return required to be filed in respect of the activities of the Partnership under the Tax Act, or any other taxation or other legislation or laws of like import of Canada or of any province or jurisdiction.

14.5	Delegation.

The Managing General Partner shall be entitled to enter into an agreement with any Person in respect of the exercise of any one of the functions of the Managing General Partner pursuant hereto and it shall be entitled to delegate to such Person any power and authority of the Managing General Partner pursuant hereto.  The Managing General Partner shall select and utilize employees, experts and advisors who are competent in their respective fields.

14.6	Ownership Rights.

The Managing General Partner may hold the ownership rights in the assets of the Partnership on behalf of the Partnership, and, in such a case, it shall sign one or more declarations of trust in favour of the Partnership with respect to such assets, and it shall see to the filing or registration of each such declaration on such date and in such location as it shall deem desirable in order to protect the interests of the Partnership.

14.7	No Commingling of Partnership Assets.

The Partnership’s funds and assets shall be held separately from the funds and assets of any other Person (including the Managing General Partner).

14.8	Fees of the Managing General Partner.

The Managing General Partner shall not be entitled to receive management fees for its management of the business and affairs of the Partnership.  Alderon as manager under the Management Agreement shall be entitled to receive management fees for its services in accordance with the terms of the Management Agreement (to which all applicable taxes shall be added).  The management fees and the applicable taxes shall be calculated and payable monthly out of the assets of the Partnership as provided in the Management Agreement.

14.9	Costs Assumed by the Partnership.

The Partnership, and not the Managing General Partner, shall assume any and all management, administration, exploration, operation, transportation or other similar costs related to the Kami Project, including, without limitation, the following costs:

(a)	expenses incurred by the Managing General Partner to organize the Partnership;

(b)	all taxes payable by the Partnership;

(c)
the legal, auditing, accounting, safekeeping, underwriting and brokerage fees of, or incurred by the Managing General Partner on behalf of itself for the purposes of its role as general partner of the Partnership or the Partnership;

(d)
to the extent not included in fees charged pursuant to the Management Agreement, the expenses relating to the employment of the personnel of the Managing General Partner, if any, including, in particular, salaries and wages of its personnel, the costs relating to the benefits of its personnel and costs relating to temporary employees;

(e)
to the extent not included in fees charged pursuant to the Management Agreement, administrative costs and overhead costs relating to the performance of the Managing General Partner’s duties pursuant hereto;

(f)	the traveling costs incurred by the Managing General Partner (or its personnel) or the Manager (or its personnel) in connection with the Kami Project;

(g)	the Partnership’s insurance costs;

(h)	all costs relating to communications with the Partners and to all other record keeping and office work necessary to maintain dealings with the Partners;

(i)	the cost of all computer equipment necessary in order to maintain the books and records of the Partnership;

(j)	all costs relating to the Partnership’s transfer agents and registrars and to other trustees; and

(k)	the costs relating to the review, amendment, transformation or dissolution of the Partnership.

When any amount has been paid by the Managing General Partner for any cost that is to be assumed by the Partnership, the Partnership shall reimburse the Managing General Partner promptly upon receipt of an appropriate statement of account.

14.10	Exercise of Powers and Performance of Functions.

The Managing General Partner shall exercise its powers and carry out its functions pursuant to this Agreement diligently and in good faith; it shall act in a loyal and honest manner in the best interests of the Partnership.  The Managing General Partner does not, however, guarantee results.  Without limiting the generality of the foregoing, it shall or shall cause to:

(a)	maintain a Register of the name and address of each Limited Partner and General Partner in accordance with the provisions of the Act;

(b)
carry out and renew all registrations that are necessary to carry on the business of the Partnership, and it shall continue to hold the licences and permits that are necessary for the Partnership to carry on its activities in all jurisdictions in which the activities of the Partnership require such licences and registrations;

(c)
devote all of its time to acting as Managing General Partner to the Partnership and to the proper management of the business of the Partnership and not carry on any business other than acting as Managing General Partner of the Partnership; and

(d)
hire such employees and senior executives as it shall determine, whether same are hired as employees and senior executives of the Managing General Partner or of the Partnership; if necessary, it shall make the services of such employees and senior executives available to the Partnership, in order to enable the Partnership to carry on its business.

14.11	Protection Afforded by the Limited Liability.

The Managing General Partner shall carry on the activities and manage the affairs of the Partnership in such a manner that, in so far as possible, the liability of a Limited Partner shall be limited to the extent provided for in Section 5.2.

14.12	Reimbursement to the Managing General Partner.

The Partnership shall reimburse the Managing General Partner for all costs incurred by the latter in the performance of its functions pursuant hereto, including the general administration costs and the costs of professional, technical, administrative and other services and advice which the Managing General Partner deems necessary or desirable, other than as set out herein.

ARTICLE 15
FINANCIAL MATTERS AND REPORTS

15.1	Fiscal Year.

The first Fiscal Year of the Partnership shall commence on the date of formation of the Partnership and end on December 31, 2012 and thereafter each following Fiscal Year shall commence on January 1 and end on December 31.

15.2	Accounting Records.

The Managing General Partner shall maintain or provide for the keeping of full, complete and accurate accounting books and records as well as registers of the activities and financial and partnership affairs of the Partnership, in compliance with applicable laws, in which all of the transactions and other affairs relating to the activities and internal business of the Partnership shall be accurately and fully recorded.  It shall maintain such books, registers and records at the principal place of business of the Partnership and accessible to the Partners at all reasonable times, and shall preserve such books and records and registers for a minimum of seven years.

15.3	Accounting Principles.

The accounts of the Partnership shall be kept in accordance with IFRS applied on a consistent basis.

15.4	Right to Consult the Records and Registers.

Every Partner shall be entitled to obtain such information regarding the business of the Partnership as it may reasonably request.  The provisions of Section 10.15 shall apply to this Section, mutatis mutandis.

15.5	Appointment of the Auditors.

The Managing General Partner shall appoint the Auditors of the Partnership from time to time.

15.6	Revocation.

The appointment of Auditors pursuant to Section 15.5 shall revoke the appointment of any Auditors then in office.

15.7	Annual Report and Tax Information.

Within ninety (90) days following the end of each Fiscal Year (but no later than March 31 of each year as regards information contemplated in Subsection 15.7(f)) the Managing General Partner shall send the following documents to each Person who is a Partner on the date of sending and to every other Person who was a Partner on a record date relating to a distribution in respect of the preceding Fiscal Year, or if no distribution was made during said Fiscal Year, then to every other Person who was a Partner at the end of the previous Fiscal Year, namely, the audited financial statements of the Partnership at the end of such Fiscal Year and relating thereto, such audited financial statements to have been prepared in compliance with the provisions of this Agreement, as well as the comparative financial statements of the preceding Fiscal Year, and containing:

(a)	a statement of financial position;

(b)	a statement of comprehensive income;

(c)	a statement of cash flows;

(d)	a statement of the equity of the Partners

(e)	an Auditors’ report relating to such financial statements; and

(f)
all other information required pursuant to the Tax Act that is reasonably necessary to enable such Person to file income tax returns pursuant to such acts or pursuant to the income tax legislation of the Person’s province of residence and relating to the income derived from the Partnership during the Fiscal Year.

15.8	Quarterly Report.

Within sixty (60) days following the end of each of the first three quarters of each Fiscal Year, the Managing General Partner shall send an unaudited report, containing a statement of financial position, a statement of comprehensive income and a statement of cash flows to each Person who is a Partner on the date of sending and to every other Person who was a Partner on the most recent record date relating to a distribution in respect of the said Fiscal Year, or if no distribution was made during said Fiscal Year, then to every Person who was a Partner at the end of the most recent quarter of said Fiscal Year.  Such statements shall deal with the period from the close of the last Fiscal Year until the end of the quarter and shall be presented in comparison with the corresponding period of the preceding Fiscal Year.

15.9	Monthly Reports.

Within ten (10) Business Days following the end of each month the Managing General Partner shall send the following reports to each of the Limited Partners and General Partners:

(a)	Results of operations;

(b)	Variance to budgets and plans (including those contemplated by the Feasibility Study); and

(c)	Such other reports as may be required under the Shareholders Agreement or the Management Agreement.

15.10	Statement.

The Managing General Partner will forward to the Limited Partners and the General Partners, with each distribution of the Partnership’s available funds, a statement showing the aggregate amount distributed to the Limited Partners and the General Partners and the amount distributed per Unit as well as the related calculations.

ARTICLE 16
PARTNERSHIP MEETINGS

16.1	Meetings of Partners.

The Managing General Partner may convene a meeting of the Partners at any time, and it shall convene such a meeting upon receipt of a written request from any Limited Partner or General Partner, which request shall state the purpose of the meeting in sufficient detail to permit the preparation of a notice in accordance with the requirements set forth in Section 16.4.

16.2	Requested Meeting.

If the Managing General Partner fails to convene a meeting of the Partners within ten Business Days after its receipt of a request to such effect, any Limited Partner and/or General Partner who was a party to the request shall be entitled to convene such a meeting for the purpose mentioned in the request.

16.3	Annual Meeting.

The Managing General Partner shall convene an annual meeting, which shall be held within one hundred and twenty (120) days after the end of each Fiscal Year; during said annual meeting, one or more of the Managing General Partner’s senior executives shall report on the activities of the Partnership during the course of the preceding Fiscal Year and shall present the financial statements of the Partnership for said Fiscal Year.

16.4	Notice.

A notice of not less than twenty-one (21) days and not more than sixty (60) days prior to the date of every meeting of the Partners shall be sent to the Partners, to each director of the Managing General Partner and to the Auditors; the notice shall set forth the hour, the date and the location of the meeting and, in sufficient detail, all matters to be voted upon during the meeting, if such be the case, but it shall not be required to set forth the text of any resolution proposed for adoption.

16.5	Location of Meeting.

All meetings shall be held in Toronto, Ontario or at such other location chosen by the Managing General Partner.  At the request of any Limited Partner or General Partner, a Limited Partner or General Partner, as the case may be, shall be entitled to participate in a Partnership meeting by means of such telephone, electronic or other communications facilities as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a Limited Partner or General Partner participating in such a meeting by such means is deemed to be present at the meeting.

16.6	Chairman of the Meeting.

The Chairman of the board of directors of the Managing General Partner, or if there is no Chairman or if he is absent, then the President or a Vice-President of the Managing General Partner, or any other Person who is present and has been chosen by means of an Ordinary Resolution shall preside over the meeting.

16.7	Quorum.

Save as regards the choice of the chairman of the meeting, for which no quorum shall be required, the quorum to hold a meeting of the Partners shall be constituted by two Persons present at the beginning of the meeting and holding or representing by proxy a total of more than eighty percent (80%)of the outstanding Units.

16.8	Right to Vote and Record Date.

Save as provided for in Section 16.9, upon a vote by ballot, each Partner shall be entitled to one vote for each Unit it holds.  For the purpose of establishing the Partners who are entitled to vote or act at a meeting or at any adjournment thereof, or for any other acts, the Managing General Partner may, from time to time, close the Register for such period as it may determine, which period shall not exceed ten (10) days; the Managing General Partner may, instead of closing the Register, establish a date which shall not be more than fifty (50) days prior to any meeting of the Partners or prior to any other act as the record date for the determination of the Partners entitled to vote at such meeting or at any adjournment thereof, or who are entitled to be treated as registered Partners for the purposes of any other act, and every Partner who is a Partner on the record date so established shall have the right to vote at such meeting or at any adjournment thereof, even if it has alienated its Units since that date in accordance with the terms of this Agreement, and any Partner who becomes a Partner after the record date shall not be a registered Partner for purposes of said meeting or act.

16.9	Suspension of Voting Rights.

A Limited Partner or a General Partner with respect to whom a Call for Contribution pursuant to Sections 7.6 or 7.5 of this Agreement is exigible and remains unpaid shall not be entitled to vote in respect of any Unit registered in its name.

16.10	Corporation.

A Partner which is a corporation shall be entitled to appoint a senior executive, a director or another authorized Person as its representative for the purpose of attending meetings of the Partners, and voting and acting in the Partner’s name at such meetings; in the same manner, it shall be entitled to revoke such appointment and, for all purposes of a meeting of the Partners, other than the service of a notice, the Person so appointed shall be deemed to be the holder of each Unit owned by the corporation it represents.

16.11	Attendance by Other Persons.

The senior executives and directors of the Managing General Partner, the Partnership’s legal counsel, the Auditors’ representatives, each Limited Partner and General Partner and their advisors and any other Person authorized by the chairman of the meeting shall be entitled to attend and be heard at any meeting of the Partners.

16.12	Voting by a Show of Hands.

Any matter submitted to a meeting of the Partners shall be decided upon a show of hands, unless a Partner or the chairman of the meeting requests that a ballot be taken, provided such request is made before the matter is voted on a show of hands, or if it is made after the result of the show of hands is made known, provided it is made before the meeting proceeds with the next item on the agenda, in which case the vote shall be taken by means of a ballot.

16.13	Declaration Made by the Chairman of the Meeting.

Upon any vote other than by ballot, the declaration made by the chairman of the meeting as to the result of the vote by a show of hands on any matter shall be final and binding.

16.14	Vote Cast by the Chairman of the Meeting.

The chairman of a meeting of the Partners shall be entitled to vote in respect of any Unit held by a corporation which he represents or for which he holds a proxy, but in the event of an equal vote, the chairman of the meeting shall not have a casting vote.

16.15	Holding of a Vote by Ballot.

A mandatory or requested vote by ballot regarding the election of the chairman of the meeting or the adjournment of a meeting shall be held immediately, and such a vote shall be held at the time established by the chairman of the meeting when it relates to any other matter.

16.16	Binding Nature of Resolutions.

Any action authorized by a resolution shall bind each Partner as well as its successors and assigns, whether or not the Partner was present or represented by proxy at the meeting at which the resolution was adopted, and whether or not the Partner abstained from voting on the resolution or voted against it.

16.17	Appointment of a Proxy and Right to Vote.

A Partner may attend a meeting of the Partners either in person or it may be represented by a Person appointed by a written proxy, and the right to vote at a meeting of the Partners may be exercised in person or by proxy.

16.18	Proxies.

A proxy, drafted in English, whether it be for a particular meeting of the Partners or for any meeting, shall, to the extent possible given the circumstances, be in the following form or in any other form approved by the Managing General Partner:

“I, the undersigned, _____________, of __________________, being a partner of _____________, hereby appoint _________________, of _____________________________, or failing him or her, __________________, of _________________, as my proxy, to attend and vote for me and in my name at the meeting of partners of _____________ to be held on _____________________________ and at any adjournment thereof.

In witness whereof, I have signed on this _______ day of ________________.”

16.19	Signing of Proxy.

The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized senior executive or attorney thereof.

16.20	Proxy.

Any individual may be appointed as a proxy.

16.21	Validity of Proxy.

A proxy signed by or on behalf of a Partner shall be deemed to be valid, unless it is contested at the time of its use or prior thereto, and the Person contesting such proxy shall bear the burden of proving its invalidity to the satisfaction of the chairman of the meeting at which it is proposed to use the proxy, and the decision of the chairman of the meeting with respect to the validity of the proxy shall be final and binding.

16.22	Revocation of the Appointment of a Proxy.

A vote cast pursuant to the provisions of a proxy shall be valid notwithstanding the insolvency or bankruptcy of the Partner on whose behalf the proxy was given and notwithstanding the revocation of the appointment of the proxy, unless a written notice of the insolvency, bankruptcy or revocation has been received by the chairman of the meeting before the vote is held.

16.23	Conduct of Meetings.

The rules and procedures for the conduct of meetings of the Partners that are not set forth herein shall be established by the chairman of the meeting.

16.24	Minutes of Meetings.

The Managing General Partner shall see to it that minutes of all meetings held and resolutions adopted at meetings of the Partners, as well as a copy of all written resolutions taking the place of a meeting, shall be prepared and kept in the books provided for such purpose; such minutes, upon signing thereof by the chairman of the meeting concerned or by the chairman of the following meeting, shall constitute conclusive evidence of the matters dealt with therein, and the meeting shall be deemed to have been validly convened and held and all deliberations and resolutions set forth therein shall be deemed to have been duly held and adopted.

16.25	Powers Which May Be Exercised by Extraordinary Resolution.

In addition to the powers conferred upon the Partners in this Agreement, the following actions and decisions shall be approved by an Extraordinary Resolution:

(a)
the appointment of a new Managing General Partner for the Partnership in anticipation of the resignation, dismissal, other than in accordance with Section 17.4, bankruptcy, insolvency, dissolution or winding-up of the Managing General Partner, such appointment to take effect only on the date of the occurrence of such an event;

(b)
the waiver of any act of default committed by the Managing General Partner, upon such conditions as established in the Extraordinary Resolution, and the release of the Managing General Partner from any claim relating to such default;

(c)	the continuation of the Partnership if it is terminated by operation of the law;

(d)
a request made to the Managing General Partner asking that it make a demand, in the name of the Partnership, for the performance by a Limited Partner or General Partner of any of the obligations or undertakings of such Partner;

(e)	the subdivision or consolidation of Units;

(f)	the amendment or cancellation of any Extraordinary Resolution; or

(g)	the dissolution or liquidation of the Partnership.

ARTICLE 17
CHANGE, RESIGNATION OR DISMISSAL OF
THE MANAGING GENERAL PARTNER

17.1	Resignation.

The Managing General Partner shall be entitled to resign its office by written notice of at least sixty (60) days to the other Partners, such resignation to be effective upon the earlier of the following dates:

(a)	sixty (60) days after the notice has been so given; or

(b)	the date on which a new Managing General Partner is appointed for the Partnership.

17.2	Prohibited Resignation.

The Managing General Partner shall not be entitled to resign its office if such resignation would result in the dissolution of the Partnership.

17.3	Bankruptcy or Insolvency.

In agreeing to be bound by this Agreement, the Managing General Partner shall be deemed to have resigned as Managing General Partner upon its bankruptcy, insolvency, dissolution or winding-up, or upon the institution of any action or proceeding to that effect that is not contested by the Managing General Partner in good faith, upon the appointment of a trustee in bankruptcy, a receiver or a receiver-manager to administer its affairs, but such resignation shall only take effect on the earlier of the following dates, at which time the Managing General Partner shall cease to be the Managing General Partner:

(a)	the date on which a new Managing General Partner is appointed for the Partnership; or

(b)	sixty (60) days after a notice of the occurrence of such an event or of such an appointment has been given to the other Partners.

17.4	Dismissal of the Managing General Partner.

The Limited Partners and General Partners shall be entitled to dismiss the Managing General Partner by means of an Extraordinary Resolution, and if such resolution appoints a new Managing General Partner, to replace the Managing General Partner so dismissed.

17.5	Transfer of Management.

Upon the appointment of a new Managing General Partner upon the resignation or dismissal of the Managing General Partner, the resigning or dismissed Managing General Partner shall, subject to the terms of the Management Agreement, take all the necessary steps to ensure the transfer to the new Managing General Partner of the administration, management, direction and operation of the business of the Partnership as well as the books, registers and accounts of the Partnership, and it shall sign and deliver all deeds, certificates, declarations and other documents that are necessary or desirable to effect such a transfer.

17.6	Transfer of Ownership Rights.

Upon the resignation or dismissal of the Managing General Partner and the appointment of a new Managing General Partner, the resigning or dismissed Managing General Partner shall promptly transfer to the new Managing General Partner, at the Partnership’s expense, the ownership rights in and to the assets of the Partnership, and it shall sign and deliver all deeds, certificates, declarations and other documents that are necessary or desirable to effect such a transfer.

17.7	Release.

Upon the resignation or dismissal of the Managing General Partner, the Partnership shall release the Managing General Partner and hold it harmless from any and all costs, damages, liabilities or expenses incurred or suffered by it as a result of any event relating to the Partnership and occurring after the said resignation or dismissal, save as regards a deliberate act or omission or gross negligence on the part of the Managing General Partner.

17.8	New Managing General Partner.

The new Managing General Partner shall not be a “non-Canadian” within the meaning of the Investment Canada Act or a non-resident under the Tax Act, and it shall become a party to this Agreement by signing a counterpart thereof; it shall agree to be bound by all the provisions of this Agreement and to assume all the obligations, duties and responsibilities of the Managing General Partner pursuant hereto as of the date it becomes a party hereto.

ARTICLE 18
DISSOLUTION OF THE PARTNERSHIP

18.1	Term of Existence of the Partnership.

The Partnership shall subsist indefinitely, unless it is dissolved in accordance with this Agreement, the Partners hereby irrevocably waiving the right to demand the dissolution of the Partnership otherwise than as provided for herein.

18.2	Events of Dissolution.

The Partnership will be dissolved on the earlier of:

(a)	the approval of its dissolution by the Managing General Partner and the authorization of such dissolution by Extraordinary Resolution; and

(b)
sixty (60) days after the bankruptcy, insolvency or dissolution of the Managing General Partner, unless within that period a new Managing General Partner is appointed and such appointment is approved by Ordinary Resolution.

18.3	Events that do not Result in Dissolution.

The Partnership shall not be dissolved or extinguished by the resignation, dismissal, bankruptcy, insolvency, dissolution or liquidation of a Limited Partner or General Partner, or upon the appointment of a receiver in respect of any Limited Partner or General Partner, or upon the admission, resignation or withdrawal of any Limited Partner or General Partner.

18.4	Managing General Partner Acting as Receiver.

During the dissolution of the Partnership, other than pursuant to Subsection 18.2(b), the Managing General Partner shall act as in the capacity of receiver or, if so permitted by an Ordinary Resolution, it shall act in the capacity of receiver-manager of the Partnership.

18.5	Other Receiver.

If the dissolution is effected pursuant to Subsection 18.2(b), or if the Managing General Partner is unable or does not wish to act in the capacity of receiver, the Partners shall be entitled to appoint an appropriate Person to act in the capacity of receiver or receiver-manager, by means of an Ordinary Resolution.

18.6	Notices.

Upon the dissolution of the Partnership, the Managing General Partner shall:

(a)	file and publish a notice of dissolution as prescribed in the Act, and it shall fulfill all the formalities required by the laws of all the jurisdictions in which the Partnership is registered; and

(b)
give notice of the dissolution of the Partnership by mailing such notice to each Limited Partner, to the Registrar, if applicable, and to the Auditors, such notice to be given at least twenty-one (21) days prior to the anticipated date of dissolution.

18.7	Liquidation of Assets.

As soon as possible after the dissolution of the Partnership has been authorized, the Managing General Partner or the receiver of the Partnership, as the case may be, shall prepare or provide for the preparation of a balance sheet of the Partnership, which balance sheet shall be audited by the Auditors, and a copy of such balance sheet shall be sent to each Limited Partner and General Partner.  The Managing General Partner or the receiver of the Partnership, as the case may be, shall act diligently in order to liquidate the affairs of the Partnership.  During the liquidation, the Managing General Partner or the receiver of the Partnership, as the case may be, shall operate the business of the Partnership, and, for such purpose, shall be vested with all of the powers and authority of the Managing General Partner pursuant hereto as regards the assets and affairs of the Partnership.  The Managing General Partner or the receiver of the Partnership, as the case may be, shall be reimbursed for all reasonable costs and expenses incurred by it in the exercise of its functions.

18.8	Distribution.

After a provision has been made for the payment or settlement of all the Partnership’s debts, including the costs of dissolution, the net assets of the Partnership shall be distributed in accordance with the provisions of Article 13.

ARTICLE 19
AMENDMENT

19.1	Amendment.

This Agreement may only be amended by an agreement in writing executed by all of the parties hereto.

19.2	Notice.

Every Partner shall receive notice of every amendment made to this Agreement pursuant to this Article 19 within thirty (30) days following the effective date of such amendment.

ARTICLE 20
NOTICES

20.1	Notices.

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To Alderon:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:         President
Facsimile:          514.281.5048

With a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto ON  M5H 3C2

Attention:      John Vettese
Facsimile:      416.350.6930

To Hebei and Hebei Limited Partner:

Hebei Iron & Steel Group Co., Ltd.
No.40 Yuhua West Road
Shijiazhuang, China
P.C.050000

Attention:                      President
Facsimile:                      086 10 85 898292

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON  M5X 1B1
Canada

Attention:                      Patricia Olasker
Facsimile:                      416.863.0871

or to such other address, contact person or facsimile number as a party may specify by notice hereunder.  Any such notice or communication, if delivered, will be deemed given when received, and if sent by facsimile, will be deemed given on the next business day following the date of transmission.

20.2	Deemed Receipt.

Subject to Section 20.1, a document sent by (i) mail shall be deemed to have been received on the fifth Business Day (in the receiving jurisdiction) following the day on which it is deposited in a mailbox in respect of which pick-up is carried out regularly; and (ii) telecopier on the first Business Day (in the receiving jurisdiction) following the date of confirmation of successful transmission.

20.3	Change of Address.

A Limited Partner or General Partner shall be entitled to change its address by giving a written notice of the change to the Managing General Partner or to the Registrar, if any, and the Managing General Partner shall be entitled to change its address by giving a written notice of the change to each Limited Partner, General Partner or to the Registrar, if any.

20.4	Accidental Omission.

The accidental omission or the failure to give a notice required pursuant to this Agreement shall not affect the validity of any meeting or other procedure in respect of which the notice should have been given.

ARTICLE 21
ARBITRATION

21.1	Arbitration.

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties (in this Section 21.1 Hebei Limited Partner and Hebei shall, together, constitute one party) within a reasonable period not exceeding sixty (60) days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario).  If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 22
MISCELLANEOUS

22.1	Guarantee.

Hebei hereby absolutely, unconditionally and irrevocably guarantees to the Partnership and the Managing General Partner:

(a)	the due and punctual payment of all amounts payable by Hebei Limited Partner to the Partnership pursuant to this Agreement; and

(b)	the prompt and complete observance and performance of all of the covenants and obligations to be observed or performed by Hebei Limited Partner pursuant to this Agreement;

and hereby covenants and agrees to deliver to the Partnership, the Managing General Partner and Alderon concurrently with this Agreement, the form of Guarantee attached hereto as Schedule 22.1.  Notwithstanding any other provision in this Agreement or the Shareholders Agreement, any decision to enforce the terms of such Guarantee shall be solely determined by Alderon.

22.2	Binding Effect.

This Agreement shall bind and enure to the benefit of the parties hereto, their heirs, testamentary executors, tutors, curators and other mandataries, and, to the extent permitted herein, it shall bind their successors and assigns.

22.3	Language.

The English language version of this Agreement is the authoritative version.  In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

22.4	No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

22.5	Enurement.

This Agreement enures to the benefit of and binds the parties and their respective successors and permitted assigns.

22.6	Severability.

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term will not affect the legality, validity or enforceability of the remaining terms of this Agreement.

22.7	Entire Agreement.

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

22.8	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.  The article and section headings are inserted for convenience only and are not be construed as part of this Agreement.

22.9	Governing Law.

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  The Partners irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Agreement and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

KAMI GENERAL PARTNER LIMITED
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Director
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Executive Chairman
Per:
Name:
Title:

HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD.
Per:	(signed) “Zheng Liangjun”
Name: Zheng Liangjun
Title: Director
Per:
Name:
Title:

HEBEI IRON & STEEL GROUP CO., LTD.
Per:	(signed) “Duan Guomian”
Name: Duan Guomian
Title: Authorized Signatory
Per:
Name:
Title:

SCHEDULE 1.1(u)

UNIT CERTIFICATE

The Kami Limited Partnership (a Limited Partnership established pursuant to the laws of the Province of Ontario)

THIS CERTIFICATE CERTIFIES that _________________________________ is the registered holder of __________________________ [GP or LP] units (the “Units”) of

The Kami Limited Partnership

The rights of a [Limited Partner or General Partner] (including the terms and conditions regarding the transfer or allocation of the Units represented by this Certificate) are governed by the Limited Partnership Agreement dated August ___, 2012 (the “Partnership”), as amended if applicable (the “Limited Partnership Agreement”).  By accepting this Certificate, the holder thereof acknowledges that its rights are subject to the provisions of the Limited Partnership Agreement and agrees to be bound thereby.

The holder of this Certificate is aware that if, as a result of a distribution of profits to the Partners, the capital of the Partnership is reduced and the Partnership is thereby unable to discharge its debts as they become due, the Partners shall be required to reimburse the Partnership for such portion of any amount distributed to them that is needed to reestablish the capital of the Partnership to the lesser of the amount necessary to repay such debt or the amount existing immediately prior to the distribution, as the case may be, with interest at the Prime Rate on the reimbursed amount.

The holder of this Certificate is also aware that it may have to reimburse, in principal and interest, any amount resulting from an overdistribution made, the whole pursuant to the terms of the Limited Partnership Agreement.

The transfer of the Units represented by this Certificate can only be registered in the transfer registers of the Partnership by the registered [Limited Partner or General Partner] personally or by its true and lawful attorney, in accordance with the Limited Partnership Agreement, and conditionally upon the approval of the transfer by the Managing General Partner and the delivery of this certificate duly endorsed.  The transfer of Units to a “non-resident” within the meaning of the Income Tax Act (Canada) is prohibited.

The terms used in this Certificate have the meaning ascribed thereto in the Limited Partnership Agreement.

In witness whereof, Kami General Partner Limited, the Managing General Partner of the Partnership, has caused this Certificate to be signed by its officer[s].

DATED this________ day of _____________________, 2________.

KAMI GENERAL PARTNER LIMITED

Per:   ______________________________

Transferable at the principal office of Kami General Partner Limited.

SCHEDULE 1.1(xx)

KAMI PROPERTY

SCHEDULE 1.1(fff)

MINING CLAIMS

SCHEDULE 3.7

CONSENTS

1.           Consent of Newfoundland Department of Natural Resources to the transfer of the Kami Property;

2.           Consent of Altius pursuant to Section 12.1 of the royalty agreement in respect of the Altius Royalty.

SCHEDULE 22.1

GUARANTEE

Agreement made as of August ___, 2012 by Hebei Iron & Steel Group Co., Ltd. (the “Guarantor”) to and in favour of Alderon Iron Ore Corp. (“Alderon”) and Kami Mine Limited Partnership (the “Partnership”).

Whereas Kami General Partner Limited as general partner, Alderon as a general partner, HBIS International Holding (Canada) Co., Ltd. (“Hebei Subsidiary”) as limited partner and the Guarantor entered into a limited partnership agreement made as of the ___ day of August, 2012 (the “Limited Partnership Agreement”);

And whereas the parties have agreed that the Guarantor shall guarantee the obligations of Hebei Subsidiary pursuant to that Limited Partnership Agreement;

In consideration of the sum of $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees with Alderon and the Partnership as follows:

1.
Guarantee.  The Guarantor hereby irrevocably and unconditionally guarantees the due and punctual payment to Alderon  and/or the Partnership as applicable of all debts, liabilities and obligations of Hebei Subsidiary to Alderon and/or the Partnership pursuant to the Limited Partnership Agreement (collectively the “Guaranteed Obligations”) and agrees to pay on demand all out-of-pocket costs and expenses (including, without limitation, legal fees on a solicitor and his own client basis) incurred by or on behalf of Alderon and/or the Partnership in connection with collecting any Guaranteed Obligations or enforcing any of their respective rights hereunder.

2.
Liability Absolute.  The liability of the Guarantor hereunder shall be unconditional and absolute irrespective of (i) the invalidity or unenforceability of any provisions of any agreements, instruments or other documents (collectively “Agreements”) taken or held by Alderon and/or the Partnership to represent or evidence any of the Guaranteed Obligations, (ii) any amendment, waiver or other modification of any obligations of Hebei Subsidiary or any rights of Alderon and/or the Partnership under any Agreements, including, without limitation, any increase in the principal amount thereof, (iii) any defence, counter-claim or right of set-off available to Hebei Subsidiary, (iv) any change in the name, objects, capital, constating documents or by-laws of Hebei Subsidiary, (v) any amalgamation or merger of Hebei Subsidiary (in which case this Agreement shall apply to the corporation resulting or continuing therefrom) or (vi) any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Guarantor, Hebei Subsidiary or any other persons in respect of the Guaranteed Obligations, or the Guarantor under this Agreement.

3.
Liability as Principal Debtor.  All loans, advances, credit or other financial accommodation in fact made by Alderon and/or the Partnership and purporting to be made to Hebei Subsidiary shall form part of the Guaranteed Obligations notwithstanding any incapacity, disability, or lack or limitation of status or power of Hebei Subsidiary or any of its directors, officers or agents or that Hebei Subsidiary may not be a legal entity or any irregularity or defect or informality in the borrowing or obtaining of such loans, advances, credit or other financial accommodation or other obligations forming part of the Guaranteed Obligations and any such loans, advances, credit or other financial accommodation which may not be recoverable from the Guarantor as guarantor shall be recoverable from the Guarantor as principal debtor upon demand and with interest as provided herein.

4.
Right to Immediate Payment from the Guarantor.  Alderon and/or the Partnership shall not be bound to seek or exhaust their recourse against Hebei Subsidiary or any other persons or to realize on any security they or either of them may hold in respect of the Guaranteed Obligations before being entitled to payment from the Guarantor under this agreement and the Guarantor hereby renounces all benefits of discussion and division.

5.
Account Settled.  Any account settled or stated by or between Alderon and/or the Partnership on the one hand and Hebei Subsidiary on the other hand, or if any such account has not been so stated or settled prior to any demand for payment hereunder, any account stated by Alderon and/or the Partnership shall, in the absence of manifest error, be accepted by the Guarantor as conclusive evidence that the amount of the Guaranteed Obligations so settled or stated is due and payable by Hebei Subsidiary to Alderon and/or the Partnership, as applicable.

6.
Demand for Payment.  The Guarantor shall make payment of the Guaranteed Obligations and all other amounts payable by the Guarantor to Alderon and/or the Partnership, as applicable hereunder immediately upon written demand and such demand shall be conclusively deemed to have been effectually made and given when an envelope containing such demand, addressed to the Guarantor, is delivered to the address of the Guarantor set forth herein (or at such other address as the Guarantor may from time to time designate in writing).  The liability of the Guarantor hereunder, whether as guarantor or principal debtor, shall bear interest from the date of such demand and both before and after judgment at the rate or rates then applicable to the Guaranteed Obligations.

7.
No Set-Off.  All amounts payable by the Guarantor hereunder shall be paid without set-off or counter-claim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be  prohibited by law from doing so, in which case the Guarantor shall pay to Alderon and/or the Partnership, as applicable such additional amount as shall be necessary to ensure that Alderon and/or the Partnership, as applicable receives the full amount it would have received if no such deduction or withholding had been made.

8.
Continuing Nature.  This Agreement shall continue and apply to any ultimate unpaid balance of the Guaranteed Obligations and shall be reinstated if at any time payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Alderon and/or the Partnership, as applicable upon the insolvency, bankruptcy or reorganization of Hebei Subsidiary or for any other reason whatsoever, all as though such payment had not been made.

9.
Impairment of Security.  Any loss of or in respect of or unenforceability of any Agreements or security received by Alderon and/or the Partnership from Hebei Subsidiary or any other persons, whether occasioned through the fault of Alderon and/or the Partnership or otherwise, shall not discharge pro tanto or limit or lessen the liability of the Guarantor under this Agreement.

10.
Dealings by Alderon and/or the Partnership. Alderon and/or the Partnership may from time to time (i) renew, terminate and otherwise vary any of the terms and conditions of any of the Guaranteed Obligations, (ii) grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, full, partial, conditional or otherwise, perfect or fail to perfect any securities, release any property charged by any securities to third parties and otherwise deal or fail to deal with Hebei Subsidiary and other persons (including, without limitation, any other guarantors) and securities and (iii) apply all moneys received from Hebei Subsidiary or other persons or from any securities, upon such part of the Guaranteed Obligations, all as Alderon and/or the Partnership may see fit, without prejudice to or in any way limiting or lessening the liability of the Guarantor under this Agreement and without obtaining the consent of or giving notice to the Guarantor.

11.
Subrogation.  In the event that Alderon and/or the Partnership shall receive any payments on account of the obligations of the Guarantor hereunder whether from the Guarantor directly, from the realization of any security or otherwise, the Guarantor shall have no right to claim repayment from or to exercise any rights of subrogation against Hebei Subsidiary until the claims of Alderon and/or the Partnership in respect of the Guaranteed Obligations have been paid in full.

12.
Insolvency and Bulk Sales.  In the event of liquidation, winding up or bankruptcy of Hebei Subsidiary (whether voluntary or compulsory) or in the event that Hebei Subsidiary shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, Alderon and the Partnership shall have the right to rank in priority to the Guarantor for their claims in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until their claims have been paid in full, all without prejudice to their claims against the Guarantor who shall continue to be liable for any remaining unpaid balance of the Guaranteed Obligations.  In the event of any valuation by Alderon and/or the Partnership of any securities, such valuation shall not, as between Alderon and/or the Partnership and the Guarantor, be considered payment, satisfaction or reduction of any Guaranteed Obligations.

13.
Postponement and Assignment.  All present and future debts, liabilities and obligations (collectively the “Assigned Obligations”) of Hebei Subsidiary to the Guarantor are hereby postponed to the payment of the Guaranteed Obligations and are hereby assigned by the Guarantor to Alderon and/or the Partnership as general continuing security for the payment of the obligations of the Guarantor hereunder.  Any instruments or moneys received by the Guarantor in respect of any Assigned Obligations shall be received in trust for and immediately paid over to Alderon and/or the Partnership with any necessary endorsements or assignments and pending such payment shall be held separate and apart from other funds and property held by the Guarantor.  Any moneys received by Alderon and/or the Partnership pursuant to this section including moneys derived from instruments, may be applied against or held by Alderon and/or the Partnership as general continuing security for the payment of the Guaranteed Obligations, all without in any way limiting or reducing the liability of the Guarantor hereunder.

14.
Responsibility of Guarantor.  The Guarantor assumes full responsibility for being and keeping itself informed of the financial condition of Hebei Subsidiary and of all other circumstances bearing upon the risk of nonpayment which diligent enquiry would reveal and agrees that Alderon and/or the Partnership shall not have any duty to advise the Guarantor of any financial or other information pertaining to Hebei Subsidiary.

15.
Additional Security.  This Agreement is in addition and without prejudice to any security of any kind (including without limitation guarantees and postponement agreements whether or not in the same form as this Agreement) now or hereafter held by Alderon and/or the Partnership.

16.
Entire Agreement.  There are no other representations, collateral agreements or conditions with respect to this Agreement or affecting the liability of the Guarantor hereunder other than as set forth or referred to herein.

17.
Successors, Assigns and Governing Law.  This Agreement shall enure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the Guarantor and Alderon and/or the Partnership and shall be governed by and construed in accordance with the laws of the Province of Ontario.

18.
Language of this Guarantee.  The English language version of this Guarantee is the authoritative version.  In the event of any conflict between any version of this Guarantee in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Guarantee shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

HEBEI IRON & STEEL GROUP CO., LTD.

Per:    ______________________________________

Per:    ______________________________________